Exhibit 4(a)(i)

EXECUTION VERSION

10 July 2015

HOTEL INTERCONTINENTAL LONDON (HOLDINGS) LIMITED

SIX CONTINENTS LIMITED

SUPREME KEY LIMITED

SALE AND PURCHASE DEED

for the sale and purchase of

the entire issued share capital of Trifaith Investments Limited

SALE AND PURCHASE DEED

dated 10th July 2015

PARTIES

1.	HOTEL INTERCONTINENTAL LONDON (HOLDINGS) LIMITED, a company incorporated in England and Wales (registered number 06451128) whose registered address is at Broadwater Park, Denham, Buckinghamshire, UB9 5HR (the Seller);

2.	SIX CONTINENTS LIMITED, a company incorporated under the laws of England and Wales (registered number 00913450) whose registered address is at Broadwater Park, Denham, Buckinghamshire, UB9 5HR (the Seller’s Guarantor); and

3.	SUPREME KEY LIMITED, a business company incorporated under the laws of British Virgin Islands (company number 1624302) whose registered address is at Palm Grove House, P.O. Box 438, Road Town, Tortola, British Virgin Islands (the Purchaser),

(each a Party in this Agreement and together, the Parties).

Words and expressions used in this Agreement shall be interpreted in accordance with Schedule 11.

IT IS AGREED:

PREAMBLE

(A)	Trifaith Investments Limited (hereinafter referred to as the Company) was incorporated with limited liability as an international business company, and subsequently automatically re-registered as a business company, under the laws of the British Virgin Islands. The Company is the owner of InterContinental Hong Kong Limited (hereinafter referred to as the Subsidiary) and the Subsidiary is the owner of the InterContinental Hong Kong Hotel. Further details relating to the Company and the Subsidiary are set out in Schedule 7.

(B)	The Seller intends to sell all of the issued shares of the Company (the Shares) and the Purchaser intends to purchase the Shares on and subject to the terms of this Agreement.

(C)	The Purchaser is a joint venture between Panorama and Uniever, where Panorama and Uniever, as at the date of this Agreement, hold and will, as at Closing, hold 90% and 10% respectively, of the issued share capital of the Purchaser.

(D)	Seller’s Guarantor is a member of the Seller Group and, in consideration for the Purchaser entering into this Agreement, the Seller’s Guarantor has agreed to guarantee to the Purchaser the performance by the Seller of its obligations under this Agreement.

1.	SALE AND PURCHASE

Subject to the terms of this Agreement, the Seller shall sell, and the Purchaser, relying on the Seller Warranties, shall purchase, the Shares on and with effect from Closing. The Shares shall be sold free from Third Party Rights and together with all rights attaching to them (including the right to receive all distributions and dividends declared, paid or made in respect of the Shares on or after Closing).

2.	PRICE AND PAYMENT

2.1	The price for the Shares (the Final Price) shall be the amount which results from the arithmetic sum of US$928,960,264 (the Initial Price) plus or minus, as the case may be, the Working Capital Adjustment.

2.2	The Purchaser shall pay to the Seller the amount in US$ equal to the Initial Price in the manner provided below:

(a)	the Deposit to Six Continents Hotels, Inc. to the Deposit Account on the date of this Agreement, which shall upon Closing constitute partial payment of the Final Price; and

(b)	the Closing Balance to the Seller on the Closing Date in accordance with clauses 4 and 15.1.

2.3	The Final Price shall be calculated after Closing by adjusting the Initial Price for any differences between the April Working Capital Amount and the Actual Working Capital Amount. Any adjustments referred to in this clause 2.3 shall be done in accordance with Part E of Schedule 6 and shall be treated as adjusting the Initial Price to produce the Final Price.

2.4	For the purposes of applying a reference to a monetary sum expressed in HK$ in calculating the Final Price pursuant to clause 2.3, the Exchange Rate as of the Closing Date shall apply.

2.5	Any payment made in satisfaction of a liability arising under a Seller Obligation or a Purchaser Obligation shall to the extent permissible by law adjust the price paid for the Shares.

2.6	If any accounts receivable set out in the Post-Closing Statement are still outstanding on the date that falls 60 days after the Closing Date after using commercially reasonable endeavours to collect such accounts receivable in accordance with the Group Companies’ past practice, the Purchaser shall prepare a schedule showing such outstanding accounts receivable and shall provide the Seller with such schedule together with the relevant invoices to the extent delivered by the Seller or in the possession of the Group Company at Closing (the aggregate amount of such accounts receivable, the Bad Debt Amount). The Seller shall, within 5 Business Days after receipt of the schedule and the invoices, pay to the Purchaser an amount equal to the Bad Debt Amount, provided that it receives simultaneously with the payment an assignment of all of the relevant accounts receivable into the name of the Seller or such other entity as the Seller directs. Following the assignment of the accounts receivable, only the Seller (or such other entity designated by the Seller) shall be entitled to collect such accounts receivable and the Purchaser shall procure that the Group Companies shall take reasonable steps to assist, and cooperate with, the Seller in the collection of such accounts receivable as required by the Seller from time to time at the Seller’s cost.

2.7	Each of Six Continents Hotels, Inc. and the holder of the Seller’s Bank Account is irrevocably authorised and instructed by the Seller to accept payment of any part of the Final Price (including the Deposit) for and on behalf of the Seller. Accordingly, any payment made under this Agreement by the Purchaser to Six Continents Hotels, Inc. and/or the holder of the Seller’s Bank Account shall be an absolute discharge of any obligation to pay the same to the Seller.

3.	PRE-CLOSING UNDERTAKINGS

3.1	Unless otherwise required or permitted by the terms of this Agreement or any Transaction Document or as may be approved by the Purchaser (such approval not to be unreasonably withheld, conditioned or delayed), the Seller shall ensure, to the extent permissible under applicable law, that the business of each Group Company is carried on in all material respects in the ordinary course of business and shall comply with the obligations set out in Schedule 1 provided that nothing in this clause 3.1 shall prevent the Seller or any member of the Seller Group from taking any action pursuant to or in furtherance of the Pre-Sale Reorganisation or the Renovation Plan.

3.2	During the Pre-Closing Period, the Seller shall:

(a)	deliver to the Purchaser a copy of the monthly management accounts (i) of the Company prepared in accordance with the Uniform System and (ii) of the Subsidiary prepared substantially in the same form as its management accounts for the month ended 30 April 2015 (as set out in the Data Room under index 2.2.1.8), in each case as soon as reasonably practicable after they become available, and in any event within 20 Business Days after the end of each calendar month during the Pre-Closing Period;

(b)	provided that the Purchaser cooperates, arrange one meeting between Representatives of the Purchaser, Representatives of the Seller and the executive staff of the Hotel so that the Purchaser is able to better understand the services provided by such person(s) to the Group Companies and such other additional meetings as the Parties may, acting reasonably, agree;

(c)	provided that the Purchaser cooperates, arrange for the Purchaser’s Representatives to attend one management review and strategy meeting, and all month-end management meetings held by Group Companies in respect of the operations of the Hotel (the former of such meetings may be combined with the meeting referred to in clause 3.2(b)) and such other additional meetings as the Parties may, acting reasonably, agree;

(d)	use reasonable endeavours to assist the Purchaser, upon the Purchaser’s request, in the opening of bank accounts with United Overseas Bank to facilitate the Purchaser in obtaining financing to fund its obligations under this Agreement;

(e)	use reasonable endeavours to seek a variation of the Installation and Service Agreement for TV and movie systems in the Hotel with DOCOMO InterTouch Company Limited to remove or amend the notice / reporting requirements under such agreement;

(f)	subject to the Group Companies complying with applicable laws (including having sufficient distributable reserves), pay the Pre-Closing Dividends;

(g)	procure that the Company passes a special shareholder’s resolution of the Subsidiary to change the name of the Subsidiary into such name as provided by the Purchaser no later than 15 Business Days prior to Closing (and which does not include the word InterContinental) and complete and submit the Form NNC2 within 15 days after passing of such special resolution;

(h)	use reasonable endeavours to procure that all the consultancy agreements set forth in the Data Room folder 5.14 and in the spreadsheet contained at Data Room index 16.13 (the Consultancy Agreements) are terminated on or before Closing (unless the Purchaser has notified the Seller in writing that it does not require such Consultancy Agreements to be terminated) and procure that all costs and fees due and/or committed under the Consultancy Agreements are paid by the Group Companies or a member of the Seller Group to the relevant consultant on or prior to Closing;

(i)	use reasonable endeavours to procure that Bibiana Lai, Linda Hodgson and Barry Cheung cease to be employees of the Subsidiary and become employees of a member of the Seller Group, on or before Closing; and

(j)	without prejudice to the provisions of the Hotel Management Agreement, use reasonable endeavours to assign the trademarks set forth in Schedule 9 of the Hotel Management Agreement to a member of the Seller Group on or before Closing at its cost.

4.	CLOSING

4.1	Closing shall take place at the offices of Freshfields Bruckhaus Deringer at 11th Floor, Two Exchange Square, Central, Hong Kong on

(a)	30 September 2015; or

(b)	such other date as may be agreed in writing between the Parties; or

(c)	such other date as notified in accordance with the provisions of this clause 4.

If the day on which Closing was scheduled to take place in accordance with this clause 4 falls on a day on which Tropical Cyclone Warning Signal No.8 or above or black rainstorm warning signal is hoisted in Hong Kong at any time between the hours of 9:00 a.m. to 12:00 noon or which is a Friday, Closing shall automatically be postponed to the next Business Day other than a Friday on which no Tropical Cyclone Warning Signal No.8 or above or black rainstorm warning signal is hoisted in Hong Kong.

4.2	At Closing each of the Seller and the Purchaser shall deliver or perform (or ensure that there is delivered or performed) all those documents, items and actions respectively listed in relation to that Party or any of its Affiliates (as the case may be) in Schedule 2.

4.3	Subject to clause 4.5, if the Seller (on the one hand) or the Purchaser (on the other hand) fails to comply with any material closing obligation, then the non-defaulting Party shall be entitled (in addition to and without prejudice to other rights and remedies available) by written notice to the Party in default on the date Closing would otherwise have taken place, to:

(a)	require Closing to take place so far as practicable having regard to the defaults which have occurred and (without affecting any other rights and remedies available to the other Party) the Party in default shall use its reasonable endeavours to ensure that such material closing obligation is fulfilled as soon as practicable following Closing; or

(b)	notify the Party in default of a new date for Closing (being not more than 10 Business Days after the original date for Closing) in which case the provisions of clause 4 (other than this clause 4.3(b)) and Schedule 2 shall apply to Closing as so deferred but on the basis that such deferral may only occur once.

4.4	For the purposes of clause 4.3 and clauses 4.7 to 4.10, a material closing obligation is:

(a)	in respect of the Seller,

(i)	the Seller warranting to the Purchaser that the Fundamental Warranties are true and accurate and not misleading as at the Closing Date by reference to the facts and circumstances then subsisting;

(ii)	as of the Closing Date, there being no event, matter or circumstances which would constitute a breach of the Seller Warranty in paragraph 9.3(a) of Schedule 3 by reference to the facts and circumstances then subsisting and which would result in a material adverse effect on the business of the Group Companies; and

(iii)	those obligations set out in paragraphs 1(a), (h) and (n) of Part A of Schedule 2;

(b)	in respect of the Purchaser,

(i)	the Purchaser warranting to the Seller that the Purchaser Warranties set forth in Schedule 5 (other than in paragraphs 8 to 10 (inclusive) of Schedule 5) are true and accurate and not misleading as at the Closing Date by reference to the facts and circumstances then subsisting; and

(ii)	those obligations set out in paragraphs 1(c), (d), (e) and (f) of Part B of Schedule 2, provided that the material closing obligation set forth in paragraph 1(e) of Part B of Schedule 2 shall be deemed to be satisfied if (i) the Seller or the Seller’s Representatives have not notified the Purchaser or the Purchaser’s Representatives, within 72 hours after receipt of the final drafts of the Financing Agreements by the Seller’s Representatives in accordance with clause 12.3(b), that such final drafts of the Financing Agreements do not comply with the provisions of clause 12.2(b) and (ii) the Purchaser has complied with clause 12.3(c).

4.5	If an Adverse Title Event occurs before Closing:

(a)	as a result of the Seller’s act or omission after the date of this Agreement:

(i)	the Seller shall in its sole discretion either (A) take such steps as are necessary in order to restore the Subsidiary’s title to the Property to the condition it was prior to the occurrence of the Adverse Title Event and/or (B) to the extent the Adverse Title Event is rectifiable with funding, fund the Subsidiary to put it in substantially the same position as it was prior to the occurrence of the Adverse Title Event;

(ii)	if the measures referred in clause 4.5(a)(i) have not been completed by the date that Closing is scheduled to occur, either Party may notify the other Party of the new date for Closing (being 10 Business Days after the original date for Closing) in which case the provisions of clause 4 (other than this clause 4.5(a)(ii)) and Schedule 2 shall apply to Closing as so deferred but on the basis that such deferral may only occur once; and

(iii)	if no Party has given notice of the new date for Closing in accordance with clause 4.5(a)(ii) or if the measures referred in clause 4.5(a)(i) have not been completed by the date to which Closing was deferred in accordance with clause 4.5(a)(ii), then the Purchaser shall have the right by written notice to the Seller to be given no later than 10 Business Days after the date on which Closing or deferred Closing, as applicable, should have occurred to:

(A)	require Closing to take place so far as practicable having regard to the Adverse Title Event which has occurred and (without affecting any other rights and remedies available to the Purchaser); or

(B)	terminate this Agreement (other than the Surviving Provisions) in which case clause 4.10 shall apply;

(b)	other than as a result of the Seller’s act or omission after the date of this Agreement:

(i)	the Seller shall use reasonable endeavours to take such steps as are necessary in order to restore the Subsidiary’s title to the Property to the condition it was prior to the occurrence of the Adverse Title Event;

(ii)	if the measures referred to in clause 4.5(b)(i) have not cured the Adverse Title Event on the date that Closing is scheduled to occur, either Party may notify the other Party of the new date for Closing (being 10 Business Days after the original date for Closing) in which case the provisions of clause 4 (other than this clause 4.5(b)(ii)) and Schedule 2 shall apply to Closing as so deferred but on the basis that such deferral may only occur once;

(iii)	if (A) no Party has given notice of the new date for Closing in accordance with clause 4.5(b)(ii) or if the Adverse Title Event has not been cured on the date to which Closing was deferred in accordance with 4.5(b)(ii); and (B) the Adverse Title Event is a Material Adverse Title Event (as agreed between the Seller and the Purchaser or determined by the expert in accordance with clause 4.6), then either Party shall have the right by written notice to be given no later than 10 Business Days after the date on which Closing or deferred Closing, as applicable, should have occurred to terminate this Agreement (other than the Surviving Provisions) in which case clause 4.11 shall apply; and

(iv)	if no Party has given notice in accordance with this clause 4.5(b)(iii) to terminate this Agreement or the Adverse Title Event is not a Material Adverse Title Event, then Closing shall take place so far as practicable having regard to the Adverse Title Event which has occurred and (without affecting any other rights and remedies available to the Purchaser).

4.6

If the Seller and the Purchaser agree that an Adverse Title Event has resulted in the value of the Property falling by an amount which is 15% or more of the Initial Price, then a material Adverse Title Event shall be deemed to have occurred (Material Adverse Title

Event). If the Seller and the Purchaser fail to agree whether a Material Adverse Title Event has occurred, the Seller and the Purchaser shall within 20 Business Days after the relevant Adverse Title Event has occurred agree in good faith to appoint an independent surveyor with experience of the Hong Kong property market and Hong Kong conveyancing law and who is also qualified to practice law in Hong Kong as either a solicitor or barrister to act as expert to determine whether a Material Adverse Title Event has occurred (failing an agreement between the Seller and the Purchaser within 5 Business Days, each of the Seller and the Purchaser may request the president of the Hong Kong Institute of Surveyors to appoint the expert). The expert shall be requested to make his or her decision within 20 Business Days (or such later date as the Seller, the Purchaser and the expert agree in writing) of confirmation and acknowledgement by the expert of its appointment. The provisions in paragraphs 5 (a), (b), (d) and 6 of Part D of Schedule 6 shall apply mutatis mutandis (provided that references to “Firm” shall be read as references to “expert”).

4.7	If (a) the Seller (on the one hand) or the Purchaser (on the other hand) complies with all its material closing obligations, but fails to comply with any other obligation in Schedule 2 that is not a material closing obligation or (b) one Party fails to comply with its material closing obligations, but the other Party requires Closing to take place in accordance with clause 4.3(a), then the Parties shall be required to proceed to Closing and, to the extent that any such obligation is not complied with at Closing, the defaulting Party shall (without affecting any other rights and remedies available to the other Party) be deemed to have given an undertaking at Closing in favour of the non-defaulting party to procure that such obligation is fulfilled as soon as practicable.

4.8	If, in accordance with clause 4.3(b), Closing is deferred and at such deferred Closing a Party fails to comply with its material closing obligations, the non-defaulting Party shall have the right by written notice to the other Party to terminate this Agreement (other than the Surviving Provisions).

4.9	If this Agreement is terminated in accordance with clause 4.8 as a result of the Purchaser’s failure to comply with its material closing obligations, the Deposit shall forthwith be forfeited to the Seller absolutely without prejudice to the Seller’s right to claim against the Purchaser (including an action against the Purchaser for specific performance under this Agreement) in respect of any and all Costs which the Seller may sustain over and above the amount of the Deposit forfeited to the Seller arising from the Purchaser’s default or failure to complete the sale and purchase of the Shares in accordance with this Agreement.

4.10	If this Agreement is terminated (i) in accordance with clause 4.5(a) or (ii) in accordance with clause 4.8 as a result of the Seller’s failure to comply with its material closing obligations, the Deposit shall be promptly returned to the Purchaser by the Seller without prejudice to the Purchaser’s right to claim against the Seller (including an action against the Seller for specific performance under this Agreement) in respect of any and all Costs which the Purchaser may sustain arising from the Seller’s default or failure to complete the sale and purchase of the Shares in accordance with this Agreement.

4.11	If this Agreement is terminated in accordance with clause 4.5(b), the Deposit shall be promptly returned to the Purchaser by the Seller and any and all rights and remedies of either Party including (a) any right to bring an action for damages or (b) any right or remedy which either Party may otherwise have against the other Party either at law, in equity or otherwise shall be automatically waived, relinquished and released.

4.12	Other than in accordance with clauses 4.5, 4.8 and 9.6(b), no Party shall be entitled to rescind or terminate this Agreement in any circumstances whatsoever (whether before or after Closing).

5.	SELLER WARRANTIES AND INDEMNITIES

5.1	The Seller warrants to the Purchaser that the Seller Warranties are true and accurate and not misleading as at the date of this Agreement. The Seller shall warrant to the Purchaser that the Key Warranties are true and accurate and not misleading as at Closing as if all references to the date of this Agreement were references to the Closing Date and with reference to the facts and circumstances subsisting at that time.

5.2	Each of the Seller Warranties is to be construed as a separate Seller Warranty and (except where this Agreement expressly provides otherwise) is not to be limited or restricted by reference to or inference from the terms of any other Seller Warranty.

5.3	Any statement in this Agreement qualified by the expression so far as the Seller is aware or to the best of the Seller’s knowledge or any similar expression shall be deemed to be made on the basis of the actual knowledge that those persons set out in Schedule 8, have as at the date of this Agreement.

5.4	Other than in the event of fraud or fraudulent misrepresentation, the Seller Warranties are given subject to the limitations set out in clause 9 and Schedule 4. The Seller shall not be liable for any Claim if and to the extent that the fact, matter, event or circumstance giving rise to such Claim is fairly disclosed by this Agreement, the title deeds and documents of the Property dated on or before the date of this Agreement, any other Transaction Document, the Disclosure Letter or any document contained in the Data Room.

5.5	The Purchaser acknowledges and agrees that, except as provided under the Seller Warranties, no other statement, promise or forecast made by or on behalf of the Seller or any member of the Seller Group or the Group Companies may form the basis of any Claim by the Purchaser or any other member of the Purchaser Group under or in connection with this Agreement or any Transaction Document. In particular, the Purchaser acknowledges and agrees that the Seller does not make any representation or warranty as to the accuracy of any forecasts, estimates, projections, statements of intent or opinion provided to the Purchaser or its Representatives whether on or before or after the date of this Agreement (including any documents in the Data Room).

5.6	The Purchaser agrees and undertakes with the Seller that neither it nor any other member of the Purchaser Group has any rights against, and will waive and shall not make any claim against, any employee, director, officer, adviser or agent of: (i) any of the Group Companies; or (ii) any member of the Seller Group on whom the Purchaser may have relied before agreeing to any term of this Agreement or any other Transaction Document or before entering into this Agreement or any other Transaction Document.

5.7	The Seller undertakes that it shall indemnify the Purchaser (for itself and as trustee for each Group Company) in respect of any Losses which have actually been incurred by the Purchaser and/or any of the Group Companies as a result of any failure by any Group Company to pay any person who was previously (but is not at the date of this Agreement) an employee of any Group Company (Former Employees) any of his or her statutory wage entitlements (including any statutory annual leave pay, statutory sickness allowance, statutory holiday pay, statutory maternity leave pay) under the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) in relation to the employment or cessation of such employment of the Former Employees in respect of a period or periods of employment from 13 July 2007 up to and including Closing. The Seller may (at its own costs) conduct all discussions, negotiations and correspondence and the reaching of all agreements with the Former Employees relating to the matters set forth in this clause 5.7. Claims under this clause 5.7 must be notified to the Seller in writing before the date that is the seventh (7th) anniversary of the date of this Agreement. Paragraphs 8, 10, 11, 12, 13, 14 and 16 of Schedule 4 shall apply mutatis mutandis to any claims under this clause 5.7.

6.	PURCHASER WARRANTIES

6.1	The Purchaser warrants to the Seller that the warranties set out in Schedule 5 are true and accurate and not misleading as at the date of this Agreement. The Purchaser shall warrant to the Seller that the warranties set out in Schedule 5 are true and accurate and not misleading as at Closing (except for the warranty set forth in paragraph 8 of Schedule 5) as if all references to the date of this Agreement were references to the Closing Date and with reference to the facts and circumstances then subsisting.

6.2	Any statement in this Agreement qualified by the expression so far as the Purchaser is aware or any similar expression shall be deemed to be made on the basis of the actual knowledge that those persons referred to in paragraph 15 of Schedule 4 have as at the date of this Agreement.

7.	MANAGEMENT OF PRE-CLOSING TAX AFFAIRS

7.1	The Seller shall (at its own cost) prepare and have conduct of all matters (including the conduct of all negotiations and correspondence and the reaching of all agreements) relating to the Tax returns and computations of the Group Companies for all accounting periods ended on or before the Closing Date, to the extent that the same have not been prepared before the Closing Date. The Seller or its duly authorised agent shall prepare such returns and submit them to the Purchaser no later than 15 Business Days before the date on which such Tax returns are required to be filed with the appropriate Tax Authority without incurring interest or penalties. The Purchaser shall procure that the returns and computations shall be authorised, signed and submitted to the relevant Tax Authority without amendment or with such amendments as the Purchaser reasonably considers to be necessary. The Purchaser shall procure that the Group Companies, at the Seller’s cost, afford such access to their books, accounts and records as is necessary and reasonable to enable the Seller or its duly authorised agent to prepare such returns and computations, and to conduct matters relating to them, and shall give the Seller all such assistance as may reasonably be required to agree those returns and computations with the relevant Tax Authority. The Seller shall use reasonable efforts to keep the Purchaser informed about the actions taken in relation to the matters set forth in this clause 7.1.

7.2	In respect of any accounting period for Tax purposes commencing before Closing and ending after Closing (the Straddle Period) the Purchaser shall procure that the Tax returns of each of the Group Companies shall be prepared on a basis which is consistent with the manner in which those Tax returns were prepared for all previous accounting periods ending before Closing. The Purchaser shall procure that the Group Companies provide to the Seller all Tax returns relating to the Straddle Period no later than 15 Business Days before the date on which such Tax returns are required to be filed with the appropriate Tax Authority without incurring interest or penalties. The Purchaser shall further procure that the Group Companies shall take the Seller’s reasonable comments into account before the Tax returns are submitted to the appropriate Tax Authority.

7.3	The Tax Covenant shall come into effect at Closing.

8.	CONDUCT OF PURCHASER CLAIMS

If the Purchaser becomes aware of any claim or potential claim by a third party or of any other matter or circumstance that might result in a Claim (other than a Tax Claim to which paragraph 5 of Part A of Schedule 9 shall apply) or a claim under clause 5.7 being made by the Purchaser (a Third Party Claim), the Purchaser shall:

(a)	as soon as reasonably practicable (and in any event within 10 Business Days of becoming aware of it) give notice of the Third Party Claim to the Seller and ensure that the Seller is given reasonable information and facilities to investigate it;

(b)	not (and ensure that each member of the Purchaser Group shall not) admit liability or make any agreement or compromise in relation to the Third Party Claim without the prior written approval of the Seller (such approval not to be unreasonably withheld or delayed), provided that the Purchaser, any Group Company, and all other members of the Purchaser Group shall be entitled to make an admission of liability, agreement, settlement or compromise in relation to a Third Party Claim without the approval of the Seller if not to do so could reasonably be expected to result in a material adverse effect on the business or the financial position of the Purchaser, any Group Company or any other member of the Purchaser Group; and

(c)	(subject to the Purchaser or the relevant member of the Purchaser Group being indemnified by the Seller against all reasonable out-of-pocket costs and expenses incurred in respect of that Third Party Claim) ensure that it and each member of the Purchaser Group shall:

(i)	take such action as the Seller may reasonably request to avoid, resist, dispute, appeal, compromise or defend the Third Party Claim;

(ii)	allow the Seller (if it elects to do so) to take over the conduct of all proceedings and/or negotiations arising in connection with the Third Party Claim; and

(iii)	provide such information and assistance as the Seller may reasonably require in connection with the preparation for and conduct of any proceedings and/or negotiations relating to the Third Party Claim, provided that:

(A)	the Seller shall not make any settlement or compromise of the Third Party Claim which is likely to result in a material adverse effect on the business or the financial position of the Purchaser, any Group Company or any other member of the Purchaser Group without the prior approval of the Purchaser (such approval not to be unreasonably withheld or delayed); and

(B)	the Seller shall use reasonable endeavours to preserve legal privilege and to comply with obligations of confidence in favour of a third party and the Purchaser shall not be required to disclose any information that has been prepared on request by the Purchaser in connection with its claim against the Seller.

The failure of the Purchaser to comply fully with its obligations under this clause 8 shall reduce the Seller’s liability with regard to the relevant Claim to the extent that the amount of such claim is increased, or not reduced, by such failure.

9.	STATE AND CONDITION OF THE PROPERTY

9.1	The Purchaser acknowledges and agrees that, prior to entering into this Agreement:

(a)	the Seller has made available to the Purchaser, or otherwise allowed the Purchaser access to, the Property and such books, records and files of the Seller relating to the Property and the Hotel (other than those books, records or files containing Confidential Materials) as contained in the Data Room;

(b)	the Purchaser has conducted (or has waived its right to conduct) certain Property Due Diligence (including due diligence with respect to Hazardous Materials);

(c)	the Purchaser has reviewed, examined, evaluated and verified the results of its Property Due Diligence with the assistance of experts appointed by the Purchaser;

(d)	the Purchaser is an experienced investor that specialises in the investment in and ownership and operation of hotel properties in geographically diverse markets, and as such, it is a sophisticated real estate owner, investor and manager with particular experience in the acquisition, ownership and operation of hotels;

(e)	the Purchaser has the ability through its own employees, or through agents, independent contractors, consultants or other experts with whom it has a relationship, to evaluate fully the investment characteristics of the Property and to assess fully all issues pertaining to the title to the Property, the value of the Property, the rights and liabilities of the Purchaser as the successor to the Seller under any hotel agreements and other material contracts, the past performance of the Hotel, the projected performance of the Hotel, the structural integrity and soundness of all improvements and structures located at the Property, the environmental condition of the Property and the compliance of the Property and the Hotel (and the operation and management thereof) with all applicable laws;

(f)	the Purchaser has confirmed independently all information that it considers material to its decision to enter into and complete this Agreement and the Transaction Documents; and

(g)	except for, and only to the extent of, the Seller Warranties and such other covenants, undertakings and indemnities of the Seller in this Agreement and the other Transaction Documents, the Purchaser is entering into the Proposed Transaction based exclusively upon its own due diligence (including any Property Due Diligence).

9.2	The Purchaser acknowledges and agrees that having had the opportunity to conduct its Property Due Diligence prior to entering into this Agreement (including physical inspections of the Property) and having obtained expert advice, the Purchaser accepts and takes the Property on an “as is, where is” basis.

9.3	Without limiting the foregoing, except for and only to the extent of the Seller Warranties and such other covenants, undertakings and indemnities of the Seller in this Agreement and the other Transaction Documents, the Purchaser declares that it is not relying on (and the Seller and each member of the Seller Group and Group Companies does hereby disclaim and renounce) any other representations or warranties of any kind or nature whatsoever, whether oral or written, express or implied, statutory or otherwise, made by the Seller, its Representatives or any other person, as to:

(a)	the income potential, economic status, uses or merchantability, habitability of the Property or the Hotel or fitness of any part thereof for any particular purposes;

(b)	the physical state and condition, quality or fitness of the Property and the Hotel and any component thereof, including all fixtures, fittings, finishes, installations and appliances incorporated therein;

(c)	the area, measurement, dimensions and boundaries of the Property or the accuracy of any floor plans, square footage calculations, lease abstracts, sketches or redevelopment or other analyses relating to the Property or the Hotel;

(d)	the composition of the Property or the Hotel, or the nature or manner of its construction;

(e)	the legality of the user of the Property or any structures or erections therein and thereto;

(f)	the presence or absence, location or scope of any Hazardous Materials in, at, about, on or under the Property;

(g)	whether the systems, utilities, plant, equipment and installations situated in, on or servicing the Property, including plumbing, sewerage, heating, ventilation and electrical systems, roofing and air conditioning are in working order;

(h)	the locale of the Property, the leasing market for the Property or the market assumptions the Purchaser utilised in its analysis of the Property, the Hotel and the Final Price (such as hotel occupancy rate, revenue per available room, rental rates, food and beverage revenues, leasing costs, vacancy and absorption rate, land values, replacement costs, maintenance and operating costs, financing costs and the like); and

(i)	the ability of the Purchaser to obtain any and all necessary government and third party approvals or permits in connection with any present and future uses of the Property or the Hotel (including in connection with the Renovation Plan or other future refurbishment of the Hotel or redevelopment of the Property).

9.4	Without prejudice to any rights or remedies that the Purchaser may have against the Seller as a result of a breach of any of the Seller Warranties and such other covenants, undertakings and indemnities of the Seller in this Agreement and the other Transaction Documents and provided that the releases and waivers set forth below shall not be construed to affect or impair such Purchaser’s rights, the Purchaser for itself and its successors and assignees hereby releases the Seller and each member of the Seller Group from, and waives any and all Liabilities against the Seller and each member of the Seller Group attributable to any events or circumstances which have heretofore or may hereafter occur in relation to the Property in respect of the following:

(a)	any matters set forth in promotional materials, documentation, summaries, analyses, reports, projections, summaries, statements or other information in any form (whether written, verbal, electronic or otherwise) (other than those books, records or files containing Confidential Materials that were not contained in the Data Room); and

(b)	any and all Liabilities with respect to the structural, physical or environmental state and condition of the Property and any buildings, structures, installations and/or erections (whether permanent or temporary) situated thereon or therein.

9.5	During the Pre-Closing Period the Seller shall maintain and keep the Property in a manner consistent with the Seller’s past practices with respect to the Property. The Purchaser hereby agrees that the Purchaser shall accept the Property subject to, and the Seller shall have no obligation to cure:

(a)	any violation of applicable laws in relation to the Property; or

(b)	any physical conditions or deviations to the Property that would give rise to violation of any applicable laws.

Any repairs or work required to the Property after the Closing Date are the sole responsibility of the Purchaser and the Purchaser agrees that there is no obligation on the part of the Seller to make any changes, alterations, reinstatement or repairs to the Property, including to cure any violations of applicable laws, comply with the requirements of any insurers or otherwise. The Purchaser is solely responsible after the Closing Date for obtaining any approval, consent or permit necessary for the transfer or use or occupancy of the Property and for any repairs or alterations necessary to obtain the same, all at the Purchaser’s cost and expense. For the avoidance of doubt, this clause 9.5 shall also apply to work in connection with the Sea Pile Contract.

9.6	If during the Pre-Closing Period, any part of the Property is materially damaged or destroyed by fire or other casualty or any Land Resumption Order is issued against the Property, the Seller shall promptly give written notice of such event to the Purchaser, and the following provisions shall apply to the fullest extent permissible under applicable law:

(a)	the Seller and the Purchaser agree that if such damage or destruction results in a cost of repair in excess of 20% of the Initial Price or such Land Resumption Order would result in the taking of a portion of the Property worth in excess of 20% of the Initial Price, then in each case a casualty event is deemed to have occurred (Casualty Event). If the Seller and the Purchaser fail to agree whether a Casualty Event has occurred, the Seller and the Purchaser shall within 20 Business Days after the relevant event has occurred agree in good faith to appoint an international firm of property valuers to act as expert to determine whether a Casualty Event has occurred (failing an agreement between the Seller and Purchaser within 5 Business Days, each of the Seller and the Purchaser may request the president of the Hong Kong Institute of Surveyors to appoint the expert). The expert shall be requested to make its decision within 20 Business Days (or such later date as the Seller, the Purchaser and the expert agree in writing) of confirmation and acknowledgement by the expert of its appointment. The provisions in paragraphs 5 (a), (b), (d) and 6 of Part D of Schedule 6 shall apply mutatis mutandis (provided that references to “Firm” shall be read as references to “expert”);

(b)

if a Casualty Event has occurred (as agreed between the Seller and the Purchaser or determined by the expert under clause 9.6(a)), then each of the Purchaser and the Seller shall have the right to terminate this Agreement by written notice to the other Party to be given no later than 10 Business Days after the date of such agreement or determination, in which case this Agreement (other than the Surviving Provisions) shall terminate, the Deposit shall be promptly returned to the Purchaser by the Seller and any and all rights and remedies of either Party including (i) any right to bring an action for damages, or (ii) any other right or remedy which either Party may otherwise have against the Seller either at law, in equity or otherwise shall be automatically waived, relinquished and released, provided, however, that the Seller shall only have the right to terminate this Agreement if it appears to the Seller acting in good faith and reasonably that the Purchaser will be unable to commence or complete the Reinstatement (as defined in clause 19 of the Hotel Management Agreement) as required by the Hotel Management Agreement. Any failure or delay by either Party to notify the other Party of its election to terminate this Agreement following receipt of the Seller’s notice of a Casualty Event in accordance with this clause 9.6(b) shall be deemed an election not to terminate this Agreement, in which case the provisions of clause 9.6(c) shall apply; and

(c)	if any part of the Property is damaged or destroyed or the Property becomes subject to any Land Resumption Order and the Purchaser elects not to, or has no right hereunder to, terminate this Agreement on account thereof, then at Closing (and, without prejudice to clause 9.6(c)(iii), after receipt of the Initial Price by the Seller):

(i)	if applicable, the Property shall exclude such portion of the Property so taken by (or as applicable, shall be subject to) the said Land Resumption Order without any adjustment of the Final Price (without prejudice to any adjustments made in accordance with clause 2.3);

(ii)	the Seller shall assign to the Purchaser (without recourse to the Seller) all the rights to all compensation or insurance proceeds received after Closing with respect to such casualty or Land Resumption Order (except for business interruption coverage of Hotel operations prior to Closing);

(iii)	if the amount equal to:

(A)	the Seller’s deductible under its insurance policy, plus, all proceeds or compensation received by the Seller prior to Closing with respect to such casualty or Land Resumption Order, less

(B)	an amount equal to (as applicable):

(I)	the costs, expenses and fees (including legal fees), expenses and disbursements, incurred by the Seller or any Group Company in connection with such casualty or Land Resumption Order including the reasonable and actual costs incurred by the Seller in stabilising and/or repairing the Property following a Casualty Event; and

(II)	any portion of the compensation received in respect of the Land Resumption Order that is allocable to loss of use of the Property prior to Closing, and the proceeds of any loss of rental income, business interruption or similar insurance to the extent allocable to the period prior to the Closing Date, either (x) results in a negative sum, then the Purchaser shall pay to the Seller an amount equal to such sum or (y) results in a positive sum, then the Seller shall pay to the Purchaser an amount equal to such sum. Whichever of the Seller or Purchaser is required to make any payment under this clause 9.6(c) shall make such payment within 10 Business Days after the Closing Date. Any such payment shall be made in accordance with the provisions of clause 15.1 or 15.2 of this Agreement, as the case may be.

9.7	The Purchaser acknowledges and agrees to take the Property at Closing subject to and with the benefit of the Existing Leases and the Deed of Mutual Covenant.

10.	GUARANTEES AND OTHER THIRD PARTY ASSURANCES

10.1	The Purchaser shall use reasonable efforts to procure that at or as soon as reasonably practicable following Closing, each member of the Seller Group is released in full from any Third Party Assurances given by it in respect of obligations of any Group Company. Such reasonable efforts shall include procuring that the Purchaser or a member of the Purchaser Group provides to the relevant third party a guarantee (or other appropriate instrument) in replacement of the Third Party Assurances. In addition, the Purchaser shall use its reasonable efforts to ensure that, as soon as reasonably practicable after becoming aware of any other Third Party Assurance in respect of any obligations of any Group Company (but at the earliest at Closing), each member of the Seller Group is released in full from such Third Party Assurance. The Purchaser shall indemnify the Seller and each of its Affiliates against any and all Liabilities arising after Closing under or by reason of such Third Party Assurance.

10.2	The Seller shall use reasonable efforts to procure that at or as soon as reasonably practicable following Closing each Group Company is released in full from any Third Party Assurances given by it in respect of obligations of any member of the Seller Group. Such reasonable efforts shall include procuring that the Seller or a member of the Seller’s Group provides to the relevant third party a guarantee (or other appropriate instrument) in replacement of the Third Party Assurances. In addition, the Seller shall use its reasonable efforts to ensure that, as soon as reasonably practicable after becoming aware of any other Third Party Assurance in respect of any obligations of any member of the Seller Group (but at the earliest at Closing), each Group Company is released in full from such Third Party Assurance. The Seller shall indemnify the Purchaser and each of its Affiliates against any and all Liabilities arising after Closing under or by reason of that Third Party Assurance.

11.	INSURANCE

11.1	From the date of this Agreement until (and including) Closing, members of the Seller Group and the Group Companies shall continue in force all policies of insurance maintained by them in respect of the Group Companies, the Property and the Hotel.

11.2	Upon Closing, subject to the terms of the Hotel Management Agreement, all insurance cover arranged in relation to the Group Companies, the Property and the Hotel by the Seller Group (whether under policies maintained with third party insurers or other members of the Seller Group) shall cease (other than in relation to insured events taking place before Closing) and no member of the Purchaser Group shall make any claim under any such policies in relation to insured events arising after Closing. The Seller shall be entitled to make arrangements with its insurers to reflect this clause 11.

12.	PURCHASER’S UNDERTAKINGS

12.1	The Purchaser represents and undertakes that in performing its obligations under, in carrying out the transactions contemplated by, and in obtaining any Government Approval required in connection with this Agreement and any Transaction Document, no member of the Purchaser Group has engaged or will engage in any conduct in breach of any applicable Anti-Bribery Law. To the extent permissible under applicable law, the Purchaser shall notify the Seller as soon as reasonably practicable of (a) any solicitation, demand and/or other request for anything of value, by or on behalf of any Government Official, relating to any agreement, and/or other request for anything of value, by or on behalf of any Government Official, relating to any agreement, transaction or Government Approval referred to in this paragraph; and (b) any reasonably suspected breach of any applicable Anti-Bribery Law by the Purchaser.

12.2	The Purchaser undertakes that:

(a)	it will enter into a long form debt facility agreement and all related documents (including security documents and Bank Non-disturbance Deed) (the Financing Agreements) with the Purchaser’s Lenders as soon as reasonably practicable after the date of this Agreement; and

(b)	the Financing Agreements will

(i)	comply with the definition of Authorized Financing (as defined in the Hotel Management Agreement);

(ii)	allow an additional facility required to finance the Renovation Costs (as defined in the Hotel Management Agreement) to be provided later by all or any of the Purchaser’s Lenders on such terms to be agreed; and

(iii)	provide that the undertaking of the Renovation (as defined in the Hotel Management Agreement), including the closure of the Hotel caused thereby, would not constitute an event of default (however defined) under the Financing Agreements.

12.3	The Purchaser shall promptly make available to the Seller’s Representatives:

(a)	the initial drafts of the Financing Agreements when available, but in any event no later than 19 days before Closing;

(b)	final drafts of the Financing Agreements in the form they will be entered into no later than 72 hours before they will be entered into; and

(c)	accurate and complete executed or agreed form (as applicable) copies of the Financing Agreements in the form as provided pursuant to clause 12.3(b) promptly after the facility agreement has been entered into, provided that, if such executed and agreed form (as applicable) copies of the Financing Agreements are:

(i)	in respect of those provisions in the Financing Agreements relevant to Authorized Financing, in the same form as the final drafts provided to the Seller in accordance with clause 12.3(b); and

(ii)	in respect of the remaining provisions in the Financing Agreements, in the same (or substantially the same) form as the final drafts provided to the Seller in accordance with clause 12.3(b),

then the Seller shall not, and shall procure that none of the other members of the Seller Group and the Group Companies shall, take any action that may adversely affect the drawdown of the relevant loan in any way.

12.4	The Purchaser undertakes that it shall, at its own cost, at the written request of the Seller, as soon as reasonably practicable make an application for and obtain a liquor licence in respect of the Hotel, granted by the Liquor Licensing Board of Hong Kong (pursuant to the Dutiable Commodities Ordinance (Chapter 109 of the Laws of Hong Kong)) in the name of a person nominated by the Purchaser.

12.5	The Purchaser undertakes that it shall, at the Seller’s cost (a) assist with the transfer to such member of the Seller Group as the Seller shall direct any licences, approvals or agreements which are necessary in carrying on the business of the Group Companies to the extent that such licences are in the name of the Subsidiary or the Subsidiary is a party to such approvals or agreements; and (b) to the extent any third party notification or consent is required due to a change of control of the Company, the Purchaser will cooperate and assist the Seller to notify or obtain any consent from such third parties.

12.6	On the date of this Agreement, the Purchaser shall provide the Seller promptly with a copy of the duly executed irrevocable transfer instruction (MT103) in respect of the electronic funds transfer from the Purchaser to the Deposit Account in immediately available funds of the Deposit.

13.	SELLER RECORDS, IP/IT AND TRADE MARKS

13.1	The Purchaser acknowledges and agrees that the Seller and the Seller Group retain all right, title and interest in and to all Seller Records, Seller IP and the Seller IT Systems, and that, subject to the terms of the Hotel Management Agreement to be entered into at Closing, neither the Purchaser nor any of the Group Companies shall obtain or retain any right, title or interest to the Seller Records, Seller IP or the Seller IT Systems after Closing.

13.2	The Purchaser acknowledges and agrees that the Seller Group has exclusive ownership over all Seller Records, Seller IP and Seller IT Systems and the Group Companies shall have no right to use the Seller Records, Seller IP or the Seller IT Systems with effect from Closing, except only by the Subsidiary as permitted under the Hotel Management Agreement. The Seller may, at its sole discretion and at its own cost, remove from the Hotel any Seller Records, Seller IP and Seller IT Systems.

13.3	Without affecting the Hotel Management Agreement to be entered into at Closing, the Purchaser acknowledges and agrees that all licences or any right of use expressly or implicitly granted by any member of the Seller Group to any Group Company for the use of the Seller Records, Seller IP, the Seller IT Systems, the InterContinental Brand System or the InterContinental Brand Standards or licences or other agreements granting a Group Company access to any reservation system, marketing program, brand marketing system, property management system, rewards system, quality compliance program, sales and catering system operated by any member of the Seller Group, or granting the use of any guidelines, standards and manuals used in the Hotel, shall terminate immediately upon Closing as between the Seller Group and the Group Companies. Without affecting the Hotel Management Agreement to be entered into at Closing, the Seller, acting on behalf of itself and all members of the Seller Group, and the Purchaser, acting on behalf of the Group Companies, hereby agree to terminate all such licences and other agreements with immediate effect from Closing as between the Seller Group and the Group Companies without requirement to give notice and not subject to any notice period, notwithstanding any conflicting terms of those licenses, to the extent that any such licence has not been formally terminated on or before Closing or does not automatically terminate upon Closing.

13.4	Without affecting the terms of the Hotel Management Agreement to be entered at Closing, if during the period of 24 months after the Closing Date, either Party discovers that a Group Company owns any right title or interest to any Seller IT System or the subject-matter of any Seller IP or any other Intellectual Property Right that the Purchaser has agreed under the Hotel Management Agreement that the Group Companies shall not use after Closing, the Parties shall each notify the other as soon as reasonably practicable, and the Purchaser shall procure that the relevant Group Company promptly assigns all such right, title and interest in that Seller IT System or Intellectual Property Right to the Seller or a member of the Seller Group nominated by it, for a nominal consideration (but at the cost and expense of the Seller). Clause 19 shall apply to any such assignment.

13.5	The Purchaser shall procure that otherwise than in accordance with the Hotel Management Agreement to be entered into at Closing, the Group Companies shall not hold themselves out as being part of, or otherwise connected or associated with, the Seller Group.

14.	BROKERS’ FEES

Each Party represents to the other that such Party has not incurred any obligation to any broker or real estate agent with respect to the Proposed Transaction except for the Broker, which obligation has been incurred by the Seller pursuant to a separate agreement with the Broker in connection with the Proposed Transaction. Except for the Broker and such obligation as set forth above, the Seller and the Purchaser each hereby:

(a)	represent and warrant to the other that it has not employed, retained or consulted any broker, agent or finder in carrying on a negotiation in connection with the Proposed Transaction;

(b)	indemnify and agree to hold the other harmless from and against any and all claims, demands, causes of action, debts, liabilities, judgments and damages (including costs and reasonable legal fees actually incurred in connection with the enforcement of this indemnity) which may be asserted or recovered against the indemnified party on account of any brokerage fee, commission or other compensation arising by reason of the indemnitor’s breach of this representation and warranty.

15.	PAYMENTS

15.1	Any payment to be made pursuant to this Agreement by the Purchaser (or any member of the Purchaser Group) shall be made in US$ to the Seller’s Bank Account (other than where payment is specified to be to the Deposit Account) in accordance with the Seller’s instructions (or such other method as the Seller and the Purchaser may agree in writing).

15.2	Any payment to be made pursuant to this Agreement by the Seller (or any member of the Seller Group) shall be made to the Purchaser’s Bank Account or as the Purchaser may direct with written notice to the Seller not less than 5 Business Days prior to the payment. The Purchaser agrees to pay each member of the Purchaser Group that part of each payment to which it is entitled.

15.3	Payments under clauses 15.1 and 15.2 shall be in immediately available funds by electronic transfer or otherwise in accordance with clause 15.1 or 15.2 (as the case may be) on the due date for payment. Receipt of the amount due under clause 15.1 or 15.2 (as the case may be) shall be an effective discharge of the relevant payment obligation.

15.4	The Seller shall not be required to hold the Deposit in an account which receives interest. If this Agreement is terminated by the Purchaser in accordance with clauses 4.5, 4.8 or 9.6(b) and the Seller is required to return the Deposit to the Purchaser in accordance with clauses 4.10, 4.11 or 9.6(b), then the Seller shall have no obligation to pay any interest on such amount.

15.5	If any sum due for payment in accordance with this Agreement is not paid on the due date for payment (including any sum payable under clause 30), the person in default shall pay Default Interest on that sum from but excluding the due date to and including the date of actual payment calculated on a daily basis.

15.6	All sums payable under this Agreement shall be paid without set-off or counterclaim.

16.	COSTS

16.1	Subject to clause 16.2 and except as otherwise provided in this Agreement (or any other Transaction Document), the Seller and the Purchaser shall each be responsible for its own Costs and charges incurred in connection with the Proposed Transaction.

16.2	Any and all stamp duty, notarisation fees or other documentary, transfer or registration duties or Taxes (including in each case any related interest or penalties) arising as a result of the entry into or implementation of this Agreement or any of the other Transaction Documents shall be borne equally by the Purchaser and the Seller.

17.	ANNOUNCEMENTS

17.1	Except as provided in clause 17.2, neither the Seller nor the Purchaser (nor any of their respective Affiliates) shall make any announcement or issue any circular in connection with the existence or subject matter of this Agreement (or any other Transaction Document) without the prior written approval of the other (such approval not to be unreasonably withheld or delayed).

17.2	The restriction in clause 17.1 shall not apply to:

(a)	the Seller’s Announcement, which will be in Agreed Form as at the date of this Agreement;

(b)	the Purchaser’s Announcement, which will be in Agreed Form as at the date of this Agreement; and

(c)	the extent that the announcement (other than the Seller’s Announcement or the Purchaser’s Announcement) or circular is required by law, by any stock exchange or any regulatory or other supervisory body or authority of competent jurisdiction, whether or not the requirement has the force of law.

17.3	If the exception in clause 17.2(c) applies, the Party who is, or whose Affiliate(s) is/are, making the announcement or issuing the circular shall use its reasonable efforts to provide the other Party with an advanced draft of the announcement or circular.

18.	CONFIDENTIALITY

18.1	For the purposes of this clause 18, Confidential Information means:

(a)	information relating to the provisions of, and negotiations leading to, this Agreement and the other Transaction Documents;

(b)	(in relation to the obligations of the Purchaser) any information received or held by the Purchaser (or any of its Representatives) relating to the Seller Group or, before Closing, any of the Group Companies; and

(c)	(in relation to the obligations of the Seller) any information received or held by the Seller (or any of its Representatives) relating to the Purchaser Group or, whether before or following Closing, any of the Group Companies, and includes written information and information transferred or obtained orally, visually, electronically or by any other means and any information which the Party has determined from information it has received including any forecasts or projections.

18.2	Each of the Seller, the Purchaser and their respective Representatives shall maintain Confidential Information in confidence and not disclose Confidential Information to any person except: (a) as permitted by clause 17 or this clause 18; or (b) as the other Party approves in writing.

18.3	Subject to clause 18.4 below, clause 18.2 shall not prevent disclosure by a Party or any of its Representatives:

(a)	to the extent it can demonstrate that:

(i)	disclosure is required by law or by any stock exchange or any regulatory, governmental or antitrust body (including any Tax Authority) having applicable jurisdiction (provided that, the disclosing Party shall first inform the other Party of its intention to disclose such information and take into account the reasonable comments of the other Party);

(ii)	disclosure is of Confidential Information which was lawfully in the possession of that Party or any of its Representatives (in either case as evidenced by written records) without any obligation of secrecy before its being received or held;

(iii)	disclosure is of Confidential Information which has previously become publicly available other than through that Party’s action or failure to act (or that of its Representatives); or

(iv)	disclosure is required for the purpose of any arbitral or judicial proceedings arising out of this Agreement (or any other Transaction Document) or pursuant to an order of a court of competent jurisdiction;

(b)	that this Agreement or the Hotel Management Agreement has been entered into or of the final terms of this Agreement or the Hotel Management Agreement including the Final Price, the identity of the Purchaser and the term of the Hotel Management Agreement; or

(c)	that this Agreement or any Transaction Document has been terminated (where this is the case).

18.4	Each of the Seller and the Purchaser undertakes that it (and its Representatives) shall only disclose Confidential Information as permitted by this clause 18 if it is reasonably required.

18.5	If this Agreement terminates, the Purchaser shall as soon as practicable on request by the Seller:

(a)	return to the Seller all written documents and other materials relating to any member of the Seller Group, any Group Company or this Agreement (including any Confidential Information) which the Seller (or its Representatives) have provided to the Purchaser (or its Representatives) without keeping any copies thereof;

(b)	destroy all information or other documents derived from such Confidential Information; and

(c)	so far as it is practicable to do so, expunge such Confidential Information from any computer, word processor or other device.

18.6	The obligations of each Party under this clause 18 shall expire on the date that is (a) two (2) years after Closing, or (b) if this Agreement is terminated or rescinded prior to Closing, within two (2) years of the date of this Agreement.

19.	ASSIGNMENT

19.1	Unless the Seller and the Purchaser specifically agree in writing, and except that the Purchaser may assign the whole or any part of its rights under this Agreement to the Purchaser’s Lenders, no person shall assign, transfer, hold on trust or encumber all or any of its rights under this Agreement nor grant, declare, create or dispose of any right or interest in any of them.

19.2	If an assignment is made in accordance with this clause 19, the liabilities of the Seller and the Seller’s Guarantor under this Agreement shall be no greater than such liabilities would have been if the assignment had not occurred.

19.3	Any purported assignment in contravention of this clause 19 shall be void.

20.	FURTHER ASSURANCES

20.1	Each of the Seller and the Purchaser shall, from Closing, execute, or procure the execution of, such further documents as may be required by law or be necessary to implement and give effect to the Transaction Documents.

20.2	Each of the Seller and the Purchaser shall procure that its Representatives comply with all obligations under the Transaction Documents that are expressed to apply to any such Representatives.

20.3

The Purchaser shall, and shall procure that the Group Companies shall retain for a minimum of seven (7) years from the Closing Date the Records of the Group Companies. The Seller shall be allowed reasonable access to the Records which relate to the period prior to Closing, including the right to take copies at the Seller’s cost as necessary or required in connection with Tax, legal, accounting, regulatory and compliance procedures and obligations or in connection with any claim brought against any member of the Seller’s Group, provided that the Seller shall use reasonable endeavours to preserve legal privilege and to comply with obligations of confidence in favour of a third party and the Purchaser shall not be required to disclose any information that has been prepared on request by the Purchaser in connection with its claim against the Seller.

20.4	The Seller shall after Closing use reasonable efforts to assist the Purchaser in locating any documents, books, records, contracts and, to the extent they are physically located in the premises of the Group Companies, related correspondence, in each case in relation to the business of the Group Companies for the period up to Closing to the extent they have not been delivered pursuant to paragraph 1(l) of Part A of Schedule 2.

20.5	Notwithstanding any other provision of this Agreement, neither the Purchaser nor the Seller shall be obliged to take any action or omit to take any action under this Agreement that it believes, in good faith, would cause it to be in violation of any Anti-Bribery Law.

21.	NOTICES

21.1	Any notice in connection with this Agreement shall be in writing in English and delivered by hand, fax (other than to Mr. Steve Carroll), registered post or courier using an internationally recognised courier company. A notice shall be effective upon receipt and shall be deemed to have been received:

(a)	at the time of delivery, if delivered by hand, registered post or courier; or

(b)	at the time of transmission if delivered by fax provided that, (i) in each case, where delivery occurs outside Working Hours, notice shall be deemed to have been received at the start of Working Hours on the next following Business Day; and (ii) a copy of the notice is delivered by another method permitted under this clause 21.1.

21.2	The postal address and fax number of the Parties for the purpose of clause 21.1 are:

Seller
For the attention of:	Mr. Martin Bennett, Corporate Counsel Hotel Intercontinental London (Holdings) Limited

Address:	Broadwater Park, Denham, Buckinghamshire UB9 5HR, United Kingdom

Fax:	(44) 870 191 7465

with a copy to:

For the attention of:	Mr. Steve Carroll, Vice President, IHG Hotel Intercontinental London (Holdings) Limited

Address:	230 Victoria Street #13-00, Bugis Junction Towers, Singapore 188024

with a copy to:

For the attention of:	Mr. Paul Huang, Vice President and Associate General Counsel, IHG Hotel Intercontinental London (Holdings) Limited

Address:	Three Ravinia Drive, Suite 100, Atlanta, Georgia 30346-2149, United States

Fax:	(1) 770 604 5075

with a copy to:

For the attention of:	Office Managing Partner, Freshfields Bruckhaus Deringer

Address:	11th Floor, Two Exchange Square, Central, Hong Kong

Fax:	(852) 2810 6192

Seller’s Guarantor
For the attention of:	Mr. Martin Bennett, Corporate Counsel Hotel Intercontinental London (Holdings) Limited

Address:	Broadwater Park, Denham, Buckinghamshire UB9 5HR, United Kingdom

Fax:	(44) 870 191 7465

with a copy to:

For the attention of:	Mr. Steve Carroll, Vice President, IHG Hotel Intercontinental London (Holdings) Limited

Address:	230 Victoria Street #13-00, Bugis Junction Towers, Singapore 188024

with a copy to:

For the attention of:	Mr. Paul Huang, Vice President and Associate General Counsel, IHG Hotel Intercontinental London (Holdings) Limited

Address:	Three Ravinia Drive, Suite 100, Atlanta, Georgia 30346-2149, United States

Fax:	(1) 770 604 5075

with a copy to:

For the attention of:	Office Managing Partner, Freshfields Bruckhaus Deringer

Address:	11th Floor, Two Exchange Square, Central, Hong Kong

Fax:	(852) 2810 6192

Purchaser
For the attention of:	Mr. Kenneth Gaw / Mr. Alan Lee

Address:	c/o 22/F., 1 Lyndhurst Tower, No. 1 Lyndhurst Terrace, Central, Hong Kong

Fax:	(852) 2530 3662

22.	CONFLICT WITH OTHER AGREEMENTS

If there is any conflict between the terms of this Agreement and any other agreement, this Agreement shall prevail (as between the Parties and as between any members of the Seller Group and any members of the Purchaser Group) unless (i) such other agreement expressly states that it overrides this Agreement in the relevant respect and (ii) the Seller and the Purchaser are either also parties to that other agreement or otherwise expressly agree in writing that such other agreement shall override this Agreement in that respect.

23.	WHOLE AGREEMENT

This Agreement and the other Transaction Documents together set out the whole agreement between the Parties in respect of the sale and purchase of the Shares and supersede any prior agreement (whether oral or written) relating to the Proposed Transaction (including the letter of intent dated 23 April 2015 (as amended) between the Seller and the Purchaser). It is agreed that:

(a)	no Party shall have any claim or remedy in respect of any statement, representation, warranty or undertaking made by or on behalf of the other Party (or any of its Representatives) in relation to the Proposed Transaction which is not expressly set out in this Agreement or any other Transaction Document;

(b)	any terms or conditions implied by law in any jurisdiction in relation to the Proposed Transaction are excluded to the fullest extent permitted by law or, if incapable of exclusion, any right or remedies in relation to them are irrevocably waived;

(c)	except for the specific remedies set forth herein, the only right or remedy of a Party in relation to any provision of this Agreement or any other Transaction Document shall be for breach of this Agreement or the relevant Transaction Document; and

(d)	except for any liability in respect of a breach of this Agreement or any other Transaction Document, no Party (or any of its Representatives) shall owe any duty of care or have any liability in tort or otherwise to the other Party (or its respective Representatives) in relation to the Proposed Transaction, provided that this clause 23 shall not exclude any liability for (or remedy in respect of) fraud or fraudulent misrepresentation.

24.	WAIVERS, RIGHTS AND REMEDIES

Except as expressly provided in this Agreement, no failure or delay by any Party in exercising any right or remedy relating to this Agreement or any of the other Transaction Documents shall affect or operate as a waiver or variation of that right or remedy or preclude its exercise at any subsequent time. No single or partial exercise of any such right or remedy shall preclude any further exercise of it or the exercise of any other remedy.

25.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, and by each Party on separate counterparts. Each counterpart is an original, but all counterparts shall together constitute one and the same instrument. Delivery of a counterpart of this Agreement by e-mail attachment or telecopy shall be an effective mode of delivery.

26.	VARIATIONS

No amendment of this Agreement (or of any other Transaction Document) shall be valid unless it is in writing and duly executed as a deed by or on behalf of all of the parties to it.

27.	INVALIDITY

Each of the provisions of this Agreement and the other Transaction Documents is severable. If any such provision is held to be or becomes invalid or unenforceable under the law of any jurisdiction, the Parties shall use all reasonable efforts to replace it with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

28.	THIRD PARTY ENFORCEMENT RIGHTS

Except as expressly stipulated in this Agreement, this Agreement shall not grant any right to persons who are not a party to this Agreement. To the extent this Agreement expressly grants rights to third parties, the Parties to this Agreement shall be permitted to change or exclude such rights at any time without the consent of the respective third party.

29.	GOVERNING LAW AND JURISDICTION

29.1	This Agreement shall be governed by, and interpreted in accordance with Hong Kong laws.

29.2	Except as expressly provided otherwise in this Agreement, the Hong Kong courts shall have non-exclusive jurisdiction in relation to all disputes (including claims for set-off and counterclaims) arising out of or in connection with this Agreement, including disputes arising out of or in connection with: (a) the creation, validity, effect, interpretation, performance or non-performance of, or the legal relationships established by, this Agreement; and (b) any non-contractual obligations arising out of or in connection with this Agreement. For such purposes each Party irrevocably submits to the jurisdiction of the Hong Kong courts and waives any objection to the exercise of such jurisdiction.

29.3	The Purchaser irrevocably consents to service of process or any other documents in connection with proceedings in any court by personal service, delivery at any address specified in this Agreement or any other usual address, mail or in any other manner permitted by the law of the place of service or the law of the jurisdiction where proceedings are instituted.

29.4

Each of the Purchaser, the Seller and the Seller’s Guarantor shall at all times maintain an agent for service of process and any other documents in proceedings in Hong Kong or any other proceedings in connection with this Agreement. In the case of the Purchaser, such agent shall be Gaw Capital Advisors Limited and any claim form, writ, judgment or other notice of legal process shall be sufficiently served on the Purchaser if delivered to the agent at 22/F., 1 Lyndhurst Tower, No. 1 Lyndhurst Terrace, Central, Hong Kong, Hong Kong. In the case of the Seller and the Seller’s Guarantor, such agent shall be Tricor Secretaries Limited and any claim form, writ, judgment or other notice of legal process shall be sufficiently served on the Seller and the Seller’s Guarantor if delivered to the agent at Level 22, Hopewell Centre, 183 Queen’s Road East, Hong Kong. Each of the Purchaser, the Seller and the Seller’s Guarantor may revoke the authority of the agent, provided that it appoints another company incorporated in Hong Kong as agent in its place within a period of 7 Business Days following such revocation of authority and provided further that the Purchaser, the Seller and the Seller’s Guarantor promptly notifies the other Parties (as the case may be) in writing of such appointment.

30.	SELLER’S GUARANTEE

30.1	The Seller’s Guarantor guarantees to the Purchaser the performance of the Seller’s obligations in accordance with this Agreement.

30.2	The Seller’s Guarantor guarantees to pay, on demand, any sum which the Seller fails to pay to the Purchaser in accordance with this Agreement.

30.3	This is a continuing guarantee which shall remain in force until all the Seller’s obligations under this Agreement have been fulfilled.

30.4	The Seller’s Guarantor’s liability under this clause 30 shall not be discharged or affected by any act, omission or circumstance which, but for this provision, would discharge the Seller’s Guarantor to any extent, including any legal limitation, disability or incapacity or any amendment, waiver or release affecting any of the Parties, any other person, this Agreement or any change in the constitution of the Seller’s Guarantor.

30.5	Any guaranteed moneys which are not recoverable from the Seller for any reason shall, nevertheless, be recoverable from the Seller’s Guarantor as principal debtor, by way of indemnity, on the Purchaser’s demand.

SCHEDULE 1

CONDUCT OF THE GROUP COMPANIES PRE-CLOSING

1.	Except as referred to in paragraph 3 of this Schedule 1, from the date of this Agreement until Closing, the Seller shall ensure that to the extent permissible under applicable law (unless otherwise required or permitted by the terms of any Transaction Document or as may be approved by the Purchaser in writing, such approval not to be unreasonably withheld, conditioned or delayed):

(a)	no Group Company issues or allots, or agrees to issue or allot any share capital, loan capital, securities convertible into shares or any option or right to subscribe in respect of any share capital, loan capital or securities convertible into shares;

(b)	other than in relation to an expenditure contemplated in the current Renovation Plan, the 2015 Budget, the 2015 Budget Review and the 2015 Budget Capex Plan for the Hotel (all of which as disclosed to the Purchaser under items 2.4.1, 2.4.2 and 2.4.3 of the Data Room), no Group Company undertakes to make any capital expenditure in excess of HK$2,000,000 per annum unless such capital expenditure is fully paid for on or before Closing;

(c)	other than in relation to an expenditure contemplated in the 2015 Budget, the 2015 Budget Review and the 2015 Budget Capex Plan for the Hotel (all of which as disclosed to the Purchaser under items 2.4.1, 2.4.2 and 2.4.3 of the Data Room), no Group Company enters into any contract (including, any contract for the purchase or disposal of assets, shares, property or any other interest), other than in the ordinary course of business for the relevant Group Company or the Hotel or save for any contract that can be terminated in accordance with its terms on or before the Closing Date;

(d)	no Group Company creates any Third Party Right over the Shares, the Property or the shares or assets of any Group Company;

(e)	no Group Company disposes or acquires any fixed asset with a net book value in excess of HK$2,000,000;

(f)	no Group Company reduces its paid-up share capital;

(g)	no Group Company alters or agrees to alter the provisions of its Constitutional Documents;

(h)	no Group Company incurs any Financial Debt (for the avoidance of doubt, trade payables or receivables in the ordinary course of business of the Hotel shall not be considered Financial Debt);

(i)	no Group Company enters into any joint venture, consortium, partnership or profit (or loss) sharing agreement or arrangement;

(j)	except in the ordinary course of business, no Group Company creates, extends or grants any guarantee, indemnity, performance bond or other security or contingent obligation in the nature of a financial obligation including letters of comfort or support, utility guarantees;

(k)	no Group Company appoints any directors, secretaries or grants power of attorneys other than in the ordinary course of business or to consummate the Proposed Transaction;

(l)	no Group Company starts any civil, criminal, arbitration or other proceedings the value of which is HK$2,000,000 or more, unless failure to do so could reasonably be expected to give rise to criminal or governmental proceedings against any of the Seller, any member of the Seller’s Group or any Group Company;

(m)	no Group Company enters into, amends, terminates or disposes of any tenancy or lease agreement in respect of a Property other than in the ordinary course of business;

(n)	no Group Company allows any of its insurance policies to lapse or takes any action or omission which could void or render voidable such material insurances;

(o)	no Group Company engages (other than on a temporary basis) or dismisses (other than for just cause) any Key Manager or makes any material variation to the terms and conditions of employment of any Key Manager (other than those required by law or variations to the standard employment policies, including those set out in the Data Room under 10.5.3), in circumstances which are likely to increase in aggregate the total staff costs of the Group Companies by more than HK$2,000,000 per annum;

(p)	no Group Company passes any resolution in general meeting other than in the ordinary course of business;

(q)	no Group Company declares, pays or makes any dividend or distribution other than the Pre-Closing Dividends in accordance with clause 3.2(f);

(r)	each Group Company maintains its inventory (as recorded in its books) at such level that is necessary to meet the requests by the Hotel customers in all material respects at any given time;

(s)	none of the Seller or any Group Company takes any action which results in an Adverse Title Event occurring and not having been cured or remedied by the Closing Date; and

(t)	none of the Seller and the Group Companies makes any filing with any Governmental Authority in relation to the Proposed Transaction (other than in connection with the Pre-Closing Dividends).

2.	The Purchaser shall not withhold or delay its approval to any request by the Seller under or in connection with this Schedule 1 if to do so may disrupt the efficient operations of the Hotel or any Group Company.

3.	Paragraph 1 of this Schedule 1 shall not restrict or prevent the Group Companies from:

(a)	renewing the Pre-Approved Contracts or such contracts which expire before Closing on substantially the same terms;

(b)	to the extent permissible by applicable laws, doing anything required or necessary to distribute the Pre-Closing Dividends;

(c)	doing anything required by, or necessary to give effect to, any Transaction Document;

(d)	doing anything required by, or necessary to give effect to, the Renovation Plan; and

(e)	entering into, renewing, amending, waiving any default under or terminating any food and beverage related contracts, including any licencing or operational arrangements, in connection with the existing food and beverage outlets in the Hotel, provided that the Seller shall keep the Purchaser informed as soon as reasonably practicable in advance of any discussions and/or negotiations in relation thereto and shall consult with the Purchaser regarding, and shall allow the Purchaser’s Representatives to participate in, any such discussions and/or negotiations with the relevant counterparties.

SCHEDULE 2

CLOSING ARRANGEMENTS

Part A : Seller Obligations

1.	At Closing, the Seller shall deliver or ensure that there is delivered to the Purchaser (or made available to the Purchaser’s reasonable satisfaction):

(a)	share transfer forms duly executed by the Seller in respect of the Shares it holds in favour of the Purchaser;

(b)	the share certificate(s) in the name of the Seller relating to all shares it holds in the Company;

(c)	the original of any power of attorney under which any document to be delivered to the Purchaser under this paragraph has been executed;

(d)	the share certificates in the name of the Company relating to all the shares it holds in the Subsidiary together with instruments of transfer and declarations of trust (duly stamped, where appropriate) in respect of any shares which are held by nominees or an indemnity in the Agreed Form for any lost share certificate;

(e)	duly executed resignation letters from every director and secretary of each Group Company in the Agreed Form;

(f)	evidence (which may be a copy of an email) that the Company has notified the registered agent of the Company to (i) change the instructing party to such person(s) as the Purchaser may notify to the Seller no later than 10 Business Days prior to Closing and (ii) has instructed the registered agent to update the register of members of the Company;

(g)	copies of the certificate of incumbency (dated as of the Closing Date), showing the Purchaser as the sole shareholder of the Company, and the register of directors of the Company showing the Purchaser’s nominee(s) as the new directors of the Company;

(h)	a copy of the register of members showing the Purchaser as the sole shareholder of the Company;

(i)	a copy of a resolution of the board of directors of the Seller authorising the execution of and the performance by it of its obligations under this Agreement and the other Transaction Documents to which it is a party;

(j)	a copy of a resolution of the board of directors of the Company authorising:

(i)	the registration of the transfer of the Shares into the name of the Purchaser and the issue of an original share certificate for the Shares in the name of the Purchaser (subject to the presentation to the Company of the original share certificates relating to the Shares);

(ii)	resignations of the existing directors and secretary of the Company subject to and with effect from Closing;

(iii)	appointment of those persons nominated by the Purchaser as directors and secretary of the Company (whose names shall be provided by the Purchaser to the Seller in writing not less than 10 Business Days prior to the Closing Date) subject to and with effect from the Closing Date; and

(iv)	the change of the registered office of the Company to such place as the Purchaser may notify the Seller of in writing not less than 10 Business Days prior to the Closing Date;

and to deal with and resolve upon such other matters as the Purchaser and the Seller may agree in writing, for the purposes of giving effect to the provisions of this Agreement;

(k)	a copy of a resolution of the board of directors of the Subsidiary authorising:

(i)	resignations of the existing directors and secretary of the Subsidiary subject to and with effect from Closing;

(ii)	appointment of those persons nominated by the Purchaser as directors and secretary of the Subsidiary (whose names shall be provided by the Purchaser to the Seller in writing not less than 10 Business Days prior to the Closing Date) subject to and with effect from the Closing Date; and

(iii)	the change of the registered office of the Subsidiary to such place as the Purchaser may notify the Seller of in writing not less than 10 Business Days prior to the Closing Date;

and to deal with and resolve upon such other matters as the Purchaser and the Seller may agree in writing, for the purposes of giving effect to the provisions of this Agreement;

(l)	in respect of each Group Company and to the extent they are in the possession of the relevant Group Company, the statutory and minutes books, share certificate books, common seal, certificate of incorporation, certificate of incorporation on change of name, business registration certificate, copies of the Group Companies Tax returns for the 3 preceding years, together with copies of the Constitutional Documents, cheque books and books of account;

(m)	the title deeds and documents of the Property listed in Part B of Schedule 10 (in the form as indicated in Part B of Schedule 10); and

(n)	all Hotel Management Documents duly executed by the Seller or, as the case may be, members of the Seller Group.

Part B : Purchaser Obligations

1.	At Closing, the Purchaser shall:

(a)	deliver or ensure that there is delivered to the Seller a copy of a resolution (certified by a duly appointed officer as true and correct) of the board of directors of the Purchaser authorising the execution of and the performance by the Purchaser of its obligations under this Agreement and each of the other Transaction Documents to be executed by it;

(b)	copy of the certificate of incumbency (dated no later than one Business Day before the Closing Date), showing Panorama and Uniever as sole shareholders of the Purchaser in the percentages specified in Recital (C);

(c)	deliver or ensure that there is delivered to the Seller duly executed share transfer forms and consent to act as director forms;

(d)	deliver or ensure that there is delivered to the Seller all Hotel Management Documents duly executed by the Purchaser, members of the Purchaser Group or the Purchaser’s Lenders, as the case may be;

(e)	deliver or ensure that there is delivered accurate and complete executed copies of the Financing Agreements in the form as provided pursuant to clause 12.3(c) and which comply with the provisions set forth in clause 12.2(b), to the extent not already provided in accordance with clause 12.3(c) or deemed satisfied in accordance with clause 4.4(b)(ii);

(f)	pay to the Seller the Closing Balance in accordance with clause 2.2(b); and

(g)	provide the Seller promptly with a copy of the duly executed irrevocable transfer instruction (MT103) in respect of the electronic funds transfer from the Purchaser to the Seller’s Bank Account in immediately available funds of the Closing Balance.

Part C : General

1.	All documents and items delivered at Closing pursuant to this Schedule 2 shall be held by the recipient to the order of the person delivering the same until such time as Closing shall be deemed to have taken place. Simultaneously with:

(a)	delivery of all documents and all items required to be delivered at Closing (or waiver of the delivery of it by the person entitled to receive the relevant document or item); and

(b)	receipt of an electronic funds transfer from the Purchaser to the Seller’s Bank Account in immediately available funds of the Closing Balance,

the documents and items delivered in accordance with this Schedule 2 shall cease to be held to the order of the person delivering them and Closing shall be deemed to have taken place.

SCHEDULE 3

SELLER WARRANTIES

For the avoidance of doubt, each statement set out below in this Schedule 3 is made subject to and on the terms of clause 5 and Schedule 4.

1.	THE SELLER GROUP AND THE SHARES

1.1	Authorisations, valid obligations, filings and consents.

(a)	* The Seller has obtained all corporate authorisations and all other governmental, statutory, regulatory or other consents, licences or authorisations required to empower it to enter into and perform its obligations under this Agreement.

(b)	* The Seller’s Guarantor has obtained all corporate authorisations and all other governmental, statutory, regulatory or other consents, licences or authorisations required to empower it to enter into and perform its obligations under this Agreement.

(c)	* Entry into and performance by each member of the Seller Group of this Agreement and/or any other Transaction Document to which it is a party will not: (i) breach any provision of its Constitutional Documents; or (ii) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any Governmental Authority, where (in either case) the breach would materially and adversely affect its ability to enter into or perform its obligations under this Agreement and the other Transaction Documents to which any of them is a party.

(d)	* This Agreement and the other Transaction Documents will, when executed, constitute valid and binding obligations of the Seller in accordance with their terms.

(e)	* This Agreement and the other Transaction Documents will, when executed, constitute valid and binding obligations of the Seller’s Guarantor in accordance with their terms.

(f)	* Neither the Seller nor any other member of the Seller Group which is a party to any Transaction Document is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Seller or any other member of the Seller Group which is a party to any Transaction Document and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the Seller or any member of the Seller Group which is a party to any Transaction Document and no event has occurred to give the right to enforce such security.

1.2	The Seller, the Seller’s Guarantor, the Shares and the Group Companies.

(a)	* Each of the Seller and the Group Companies is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation. The Seller and each other of the Group Companies has full power under its Constitutional Documents to conduct its business as conducted at the date of this Agreement and at Closing.

(b)	* The Seller’s Guarantor is validly incorporated, in existence and duly registered under the laws of its jurisdiction of incorporation. The Seller’s Guarantor has full power under its Constitutional Documents to conduct its business as conducted at the date of this Agreement and at Closing.

(c)	* The Shares constitute the whole of the issued share capital of the Company. All the Shares are, or are deemed to be, fully paid and the Seller is or will at Closing be: (i) the sole legal and beneficial owner of the Shares free from all Third Party Rights; and (ii) entitled to transfer or procure the transfer of the Shares on the terms of this Agreement.

(d)	* There are no Third Party Rights on, over or affecting any part of the issued or unissued share capital of each Group Company. No claim has been made by any person to be entitled to any Third Party Right which has not been waived in its entirety or satisfied in full.

(e)	* No member of the Seller Group has entered into any agreement whereby any person (other than a Group Company) has the right (exercisable now or in the future and whether contingent or not) to call for the transfer or issue of any share or loan capital in any Group Company.

(f)	* The information on the Group Companies set out in Schedule 7 is accurate in all material respects. All the issued shares in the Subsidiary are held by the Company free from all Third Party Rights.

(g)	* Since 30 June 2012:

(i)	other than (i) the redemption by Subsidiary from the Company of 1,048,235,597 redeemable preference shares in its capital on 21 January 2015 and (ii) the agreement between the Seller and the Company for the repurchase of 751 US$1.00 par value shares in the Company dated 21 January 2015 (in each case together with any ancillary documentation, collectively the Redemption), no Group Company has repaid, redeemed or purchased any of its share capital or issued any share capital as paid up otherwise than by receipt of consideration therefor.

(ii)	other than the Redemption, no Group Company has been directly or indirectly engaged or involved in any scheme of reconstruction or amalgamation or any reorganisation or reduction of share capital or conversion of securities nor has any Group Company transferred any business carried on by it.

(h)	* The copy of the Constitutional Documents of each Group Company contained in the Data Room is complete and accurate in all material respects.

(i)	* Since 30 June 2012, each Group Company has complied with all material legal requirements:

(i)	under the BVI Business Companies Act 2004 (as amended) and the Companies Ordinance (as applicable) relating to its Constitutional Documents (including all resolutions passed or purported to have been passed);

(ii)	relating to the filing of all documents required by the Companies Ordinance, the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong);

(iii)	relating to the Redemption; and

(iv)	relating to the Pre-Sale Reorganisation.

(j)	* No Group Company has given any power of attorney or other authority (express, implied or ostensible) which is outstanding or effective to any person to enter into any contract or commitment on its behalf other than to its employees and the bankers of the relevant Group Company to enter into ordinary course contracts in the normal course of their duties.

1.3	Other interests. * Other than the entire issued share capital of the Subsidiary being legally and beneficially owned by the Company, no Group Company owns any shares or equity (or similar) interest in any other company, partnership, firm, undertaking or other entity.

2.	FINANCIAL MATTERS

2.1	The Last Accounts.

(a)	The Last Audited Accounts give a true and fair view of the state of affairs of the Subsidiary as at the Last Accounts Date, and of its profit and cash flows for the year then ended in accordance with HKFRS and have been properly prepared in accordance with the Companies Ordinance.

(b)	The Last Unaudited Accounts have been prepared in good faith and with all due care and attention, and fairly present and do not misstate the state of affairs of the Company as at the Last Accounts Date and its profits for the period ended on that date.

(c)	The Last Accounts:

(i)	comply with the requirements of all applicable law; and

(ii)	were prepared on the same basis and in accordance with the same accounting policies consistently applied in the 3 preceding years and in accordance with accounting principles generally accepted in the relevant country of incorporation at the time they were prepared unless as otherwise set out in note 4 (Changes in accounting policies and disclosures) of the Last Audited Accounts.

2.2	Management Accounts. On the basis of the accounting bases, practices and policies used in their preparation and having regard to the purpose for which they were prepared, the Management Accounts: (a) fairly present in all material respects the financial condition of the Group Companies to which they relate and their assets and liabilities as at 30 April 2015 and of the results of the Group Companies for the period from 1 January 2015 to 30 April 2015; and (b) have been prepared on materially the same basis and in accordance with the same accounting policies which have been used for the preparation of the Last Audited Accounts and are not misleading in any material respect.

2.3	Assets and liabilities.

(a)	So far as the Seller is aware, no Group Company has any capital commitment or is engaged in any scheme or project requiring the expenditure of capital in excess of HK$2,000,000.

(b)	Each Group Company owns or has a right to use under hire-purchase contracts, leases or other arrangements (as described in 9.15 of the Data Room) all its material assets shown or comprised in the Last Accounts, and, so far as the Seller is aware, all such material assets are in its possession or under its control.

(c)	* So far as the Seller is aware, the assets owned or the rights used by the Group Companies together comprise all the assets necessary for the continuation of the business carried on by the relevant Group Company in all material respects as carried on at the date of this Agreement (save for assets which have to be replaced or renewed within the ordinary course of business of the Hotel).

(d)	So far as the Seller is aware, no Group Company has any liabilities (actual or contingent) which is not or will not be shown or otherwise specifically provided for in the Last Accounts, the Management Accounts or the Post-Closing Statement, which taken together, are, or are reasonably likely to be, materially adverse to the business of the Group Companies taken as a whole.

2.4	Position since Last Accounts Date. Since the Last Accounts Date:

(a)	save for the permitted activities referred to in Schedule 1, the Group Companies have carried on their business, in all material respects, in the ordinary and usual course of business and, so far as the Seller is aware, no fixed asset or stock has been written up nor any debt written off;

(b)	so far as the Seller is aware, no Group Company has entered into any contract which gives rise to expenditure of more than HK$2,000,000 per annum;

(c)	save as conducted pursuant to the Pre-Sale Reorganisation, no Group Company has declared, authorised, paid or made any dividend or other distribution, nor has any Group Company reduced its paid-up share capital;

(d)	save as conducted pursuant to the Pre-Sale Reorganisation, no Group Company has issued or agreed to issue any share or loan capital;

(e)	no resolution of any member(s) of any Group Company in general meetings has been passed other than resolutions relating to the business of the annual general meeting which was not special business;

(f)	the financial year end of each Group Company has not changed from 31 December;

(g)	* no event of default has occurred which would entitle any third party to call for the repayment of Financial Debt of any Group Company prior to its normal maturity date;

(h)	no material asset of any Group Company has been acquired or disposed of on capital account, or has been agreed to be acquired or disposed of, otherwise than in the ordinary course of business;

(i)	no Group Company has been involved in any transaction which gives rise to a material Tax liability to any Group Company on deemed (as opposed to actual) income, profits or gains or which results in the relevant Group Company becoming liable to pay or bear a material Tax liability directly or primarily chargeable against or attributable to another person, firm or company; and

(j)	* other than changes made to the corporate benefits programs by members of the Seller Group in the ordinary course of business, no remuneration (including bonuses) or benefit payable to any officer or employee of any Group Company has been increased nor has any Group Company undertaken any obligation to increase any such remuneration at any future date with or without retrospective effect, which taken together could increase the total staff costs of the Group Companies by more than HK$2,000,000 per annum.

2.5	Statutory books. The statutory books of each Group Company required to be kept by applicable laws in its jurisdiction of incorporation have been maintained in all material respects in accordance with laws in its jurisdiction of incorporation.

2.6	Other books and records. So far as the Seller is aware, all material accounts, books, ledgers and financial records of each Group Company have been kept in accordance with normal business practice and are in the possession of the relevant Group Company or under its control.

3.	FINANCIAL DEBT

Save as disclosed, no Group Company owes any Financial Debt to any person.

4.	REGULATORY MATTERS

4.1	Licences.

(a)	* So far as the Seller is aware, all material licences, permissions, authorisations, consents and other approvals currently required for the carrying on of the business now being carried on by each Group Company have been granted or issued in favour of the relevant Group Company or staff, as applicable, and are valid and in full force and effect.

(b)	So far as the Seller is aware, no Group Company has received any written notice from a Governmental Authority since 30 June 2012 alleging that any Group Company does not have any material licence, permission, authorisation (public or private) or consent required for carrying on its business effectively in the places and in the manner in which it is carried on at the date of this Agreement in accordance with all applicable laws and regulations.

A licence, permission, authorisation, consent or approval is material for this purpose if failure to obtain it would have a cost to the Group Companies of HK$2,000,000 or more.

4.2	Compliance. So far as the Seller is aware, since 30 June 2012, there has been no default by any Group Company under any order, decree or judgment of any court or any Governmental Authority where such default (i) was of a criminal nature; and/or (ii) has had or is likely to have a cost to the Group Companies of HK$2,000,000 or more.

4.3	Grants and allowances. * No Group Company has received any material grant, allowance, aid or subsidy from any Governmental Authority since 30 June 2012.

5.	THE BUSINESS ASSETS

5.1	Ownership. Each Group Company owns or is entitled to use under hire-purchase contracts, leases or other arrangements (as described in 9.15 of the Data Room) all the assets referred to in the summary of fixed assets annexed to the Disclosure Letter. Save as disclosed such assets are not the subject of any Third Party Right, except for:

(a)	any hire or lease agreement in the ordinary course of business involving expenditure of less than HK$2,000,000 per annum; and

(b)	title retention provisions in respect of goods and materials supplied to the Group Companies in the ordinary course of business.

5.2	Insurances.

(a)	The Data Room (at item 8.1.10) contains a summary of the insurances maintained by or covering each Group Company. All premiums due in respect of such policies of insurance have been paid in full. So far as the Seller is aware, nothing has been done or omitted to be done whereby any of such policies has or may become void or voidable.

(b)	No claim is outstanding either by the insurer or the insured under any of such policies and no claim against any Group Company by any third party is outstanding in respect of any risk covered by any of the policies or by any policy previously held by any Group Company.

(c)	So far as the Seller is aware, there are no circumstances which would entitle any Group Company to make a claim in excess of HK$2,000,000 under any of such insurance policies or which would be required under any of such insurance policies to be notified to the insurers where failure to do so would result in a loss of the relevant Company in excess of HK$2,000,000.

5.3	Inventory. So far as the Seller is aware, the stock in trade and inventory held by the Group Companies (and as recorded in their books) are in merchantable condition where failure to do so would result in Losses of the relevant Company in excess of HK$2,000,000.

6.	CONTRACTUAL MATTERS

6.1	Material contracts. No Group Company is a party to any agreement:

(a)	under the terms of which, as a direct result of the entry into and performance of the Transaction Documents: (i) any other party will be entitled to be relieved of any material obligation or become entitled to exercise any material right (including any termination or pre-emption right or other option); (ii) any Group Company will be in material default, where such relief, exercise or default is likely to cost to the Group Companies of HK$2,000,000 or more; or (iii) any Group Company to lose the benefit of any material right or privilege it currently enjoys;

(b)	which is a material agreement with any member of the Seller Group and is not on an arm’s length basis;

(c)	which is a joint venture, consortium, partnership, or profit (or loss) sharing agreement;

(d)	which is a contract of service with directors or employees which cannot be terminated by 3 months’ prior notice or less without giving rise to any claim for damages or compensation against any Group Company (other than a statutory redundancy payment);

(e)	for share incentives or share options in shares of any Group Company or incentive payments or payment of bonuses payable by any Group Company, in each case applicable to any of the Employees and/or Former Employees;

(f)	which materially restricts the freedom of any Group Company to carry on the business now carried on by it in Hong Kong (other than contracts containing confidentiality obligations); and

(g)	which any Group Company is a party to and which is of a term of longer than 3 years (other than any regulatory license held by any Group Company).

6.2	Default. So far as the Seller is aware, no Group Company has received written notice since 30 June 2012 that it is in material default under any material contract to which it is a party; for this purpose, material default means a default which is likely to have a cost to the Group Companies of HK$2,000,000 or more.

6.3	Others.

(a)	So far as the Seller is aware, no Group Company has received a written notice since 30 June 2012 alleging invalidity, any grounds for determination, rescission, avoidance or repudiation, of any material agreement to which any Group Company is a party, which would result in a Loss to any Group Company in excess of HK$2,000,000.

(b)	No Group Company has any outstanding bid, tender, sale or service proposal which, if accepted, would be likely to result in a cost to any Group Company in excess of HK$2,000,000 per annum.

(c)	So far as the Seller is aware, the Data Room contains copies of all written agreements that have been entered into by a Group Company which give rise to any payment obligations that are outstanding as at the date of this Agreement, on the Group Companies after the date of this Agreement of HK$2,000,000 per annum or more and are material to the business of the Group Companies taken as a whole.

7.	LITIGATION

No Group Company is involved as a party in any material litigation, arbitration, criminal or contentious administrative proceedings and, so far as the Seller is aware, no such proceedings are pending or have been threatened in writing by or against a Group Company. So far as the Seller is aware, there is no fact or circumstance likely to give rise to any material litigation, arbitration, criminal or contentious administrative or other proceedings or to any such proceedings against any director or officer of any Group Company in respect of any act or default for which any Group Company might be vicariously liable. For this purpose: (i) material means proceedings which (if successful) are likely to result in a cost, benefit or value to the Group Companies of HK$2,000,000 or more or could otherwise give rise to a material adverse effect on the business of any Group Company; and (ii) any proceedings for collection by a Group Company of debts arising in the ordinary course of business and any proceedings in respect of claims identified in the Disclosure Letter and/or Data Room are excluded.

8.	INSOLVENCY ETC.

8.1	* No bankruptcy, insolvency or judicial composition proceedings concerning the Seller or any Group Company have been applied for.

8.2	* No order has been made and no resolution has been passed for the winding-up or dissolution of any Group Company or for a provisional liquidator to be appointed in respect of any Group Company.

8.3	* No receiver, manager or the like, has been appointed of the whole or any part of the assets or undertaking of any Group Company.

8.4	So far as the Seller is aware, no circumstances exist which would require an application for any bankruptcy, insolvency or judicial composition proceedings concerning the Seller or any Group Company nor, so far as the Seller is aware, do any circumstances exist according to any applicable bankruptcy or insolvency laws which would justify the avoidance of this Agreement.

8.5	* No Group Company is insolvent or is unable to pay its debts within the meaning of section 178 of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong).

8.6	* No unsatisfied judgment, order, decree, award or decision is outstanding against any Group Company.

9.	REAL ESTATE

9.1	General. * The Property comprises the sole property owned, occupied (save and except the Existing Lease) or otherwise used by the Subsidiary.

9.2	Possession and occupation. * Except for the Tenants, Hotel guests, customers and invitees, the Subsidiary has exclusive possession of the Property and (save and except the Existing Lease) no tenancy lease or licence has been granted or agreed to be granted to any other person in respect of the Property or any part thereof which is subsisting.

9.3	Title.

(a)	* Save and except the Existing Known Leases, the Subsidiary has not contracted to sell or let or granted any option over or otherwise disposed of its interest in the Property or mortgaged, charged, created any Third Party Right over or otherwise encumbered such interest or agreed to do so.

(b)	* The Subsidiary is the legal and beneficial owner of the Property.

(c)	* The Subsidiary is absolutely entitled to the Property free from any Third Party Rights (other than Existing Known Leases).

9.4	Outgoings. All rates, government rent, property Tax, management charges and outgoings in respect of the Property that are due and owing have been duly paid.

9.5	Tenancies.

(a)	The Property is subject to the Existing Known Leases which are disclosed in the Data Room. The Existing Known Leases are all Existing Leases relating to the Property.

(b)	So far as the Seller is aware, (i) each Tenant is in material compliance with all applicable covenants, obligations, conditions and restrictions contained in its lease, tenancy or licence agreement; and (ii) no Group Company has entered into any assignment of rental or other monies payable under any of the Existing Leases. The Subsidiary has not encumbered its right to receive such rental and other monies. No premium has been paid to or agreed with the Subsidiary in connection with the Existing Leases. Other than the Existing Leases, no Group Company has agreed to the creation of any sub-lease or sub-tenancies to occupy the Property or any part thereof.

(c)	No written notices of termination or surrender of tenancies/licence have been received by the Subsidiary up to the date of this Agreement.

(d)	* Since 30 June 2012, the Subsidiary has duly and promptly observed and performed all material covenants, obligations, conditions and restrictions imposed under the Existing Leases.

10.	ENVIRONMENTAL

10.1	Compliance with Environmental Laws. So far as the Seller is aware, no Group Company has received any written statutory complaints or statutory notices since 30 June 2012 alleging or specifying any material breach of or material liability under any Environmental Laws relating to the Group Companies.

10.2	Environmental Consents. So far as the Seller is aware, all Environmental Consents required for any activities of the Group Companies at the Property since 30 June 2012 have been obtained and are in full force and effect.

11.	TAX

11.1	Last Accounts. All liabilities of the Group Companies for Tax measured by reference to income, profits or gains earned, accrued or received on or before the Last Accounts Date or arising in respect of an event occurring on or before the Last Accounts Date are fully provided for or (as appropriate) disclosed in the Last Accounts.

11.2	Position since Last Accounts Date. Since the Last Accounts Date, no Group Company has been involved in any transaction which has given rise to a liability to Tax on any Group Company other than Tax in respect of normal trading income or receipts of each Group Company arising from transactions entered into by it in the ordinary course of business.

11.3	Payment of Taxes. All material amounts of Tax due and payable by each Group Company prior to the date of this Agreement has been paid in full.

11.4	Returns. Each Group Company has duly, and within any appropriate time limits, made all material returns required to be made to all relevant Tax authorities and all such returns were complete and accurate in all material respects.

11.5	Disputes, investigations. No Group Company is involved in any current dispute with or, so far as the Seller is aware, is the subject of any investigation by any Tax authority or has been the subject of any dispute with or, so far as the Seller is aware, has been the subject of any investigation by any Tax authority that remains unresolved.

11.6	Records. Each Group Company has sufficient records relating to past events during the six (6) years prior to the date of this Agreement to calculate in all material respects the Tax liability or Relief which would arise on any disposal or realisation of any material asset owned.

11.7	Stamp and other duties. Each Group Company has paid promptly all stamp duty and any related sums payable by it under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and any other ordinance or legislation (in whatever country) and no such sums are presently payable by any Group Company under any such ordinance or legislation.

11.8	Deductions and withholdings. Each Group Company has made all material deductions in respect, or on account, of any Tax from any payment made by it which it is obliged or entitled to make and has accounted in full to the appropriate authority for all amounts so deducted.

12.	EMPLOYMENT

12.1	The Data Room contains:

(a)	copies of the standard terms and conditions of employment applicable to Employees as at the date of this Agreement; and

(b)	details of bonus and salary increment arrangements applicable to Employees as at the date of this Agreement.

12.2	Key Manager. No Key Manager has given notice or has been given notice which has not yet expired terminating his or her employment.

12.3	Remuneration. * No Group Company is obliged to, or has made any provision to, increase or vary any Employee’s salary or other remuneration (including benefits, but excluding any bonuses which may be paid in accordance with the standard terms and conditions of employment applicable to Employees which have been disclosed in the Data Room) which could increase the Group Companies’ total costs in respect of Employees by more than 10% per annum.

12.4	Collective dismissals. * Since 30 June 2012, no Group Company has initiated or completed the implementation of any collective dismissals involving 20 or more staff over a period of 3 months or less or implemented or entered into a social plan.

12.5	Others.

(a)	There are no persons who provide full-time services to any Group Company who are not employees of a Group Company.

(b)	* No Group Company has in existence nor is any Group Company proposing to introduce any share incentive scheme, share option scheme or profit sharing scheme for all or any part of its directors or Employees.

(c)	No Group Company is a party to any agreement with any trade unions.

(d)	No Group Company has come to any arrangement pursuant to which any person is to receive any severance related or other payment as a result of the entering into of this Agreement.

(e)	So far as the Seller is aware, each Group Company has, since 30 June 2012, complied with its statutory obligations as an employer to retain records relating to:

(i)	annual leave, sick leave, maternity leave, wages paid and end of year payments under the Employment Ordinance (Chapter 57 of the Laws of Hong Kong) and notices given or payments made in accordance with the Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong);

(ii)	names, identity card numbers, work commencement date, job titles, the wage periods and wages paid in respect of each wage period, notice period required for the termination of employment and the date of any termination of employment;

(iii)	work visas (where applicable) or other necessary permits for foreign employees to work in Hong Kong;

(iv)	monthly contribution records, annual benefit statements in connection with the Pension Schemes; and

(v)	Tax returns,

in each case, in respect of its past and current employees.

13.	RETIREMENT SCHEMES

13.1	In this paragraph:

(a)	Pension Scheme means the InterContinental Hong Kong Limited Management Staff (2000) Defined Contribution Scheme, ORSO registration number RO26723(5), the InterContinental Hong Kong Limited Staff Defined Benefit, ORSO registration number RO26736(7), the Mandatory Provident Fund Scheme administered by AIA, Plan number W88F05 and the IHG International Savings and Retirement Plan administered by Zurich; and

(b)	Relevant Benefits means pensions, deferred pensions, allowances, other retirement schemes payments or lump sums payable in respect of retirement and like benefits on death or termination of employment.

13.2	* All material particulars of the Pension Scheme (including all governing documentation and annual reports for the preceding 2 years) are contained in the Data Room. Other than the Pension Scheme, no Group Company is a party to a pension plan or any other scheme, plan or arrangement for the provision of Relevant Benefits to an Employee or is under any legal liability in respect of any Employee to provide any Relevant Benefits (whether on a funded or unfunded basis) or to contribute to any scheme or arrangement providing Relevant Benefits nor has any proposal been announced in respect of any Employee to pay any Relevant Benefits in respect of, or establish or contribute to, any such scheme or arrangement. Those Pension Schemes which are defined benefits schemes are either fully funded applying reasonable actuarial methods and assumptions and are funded in accordance with any applicable statutory requirements.

13.3	No amendments or alterations have been made to the Pension Scheme since 1 January 2015.

13.4	Details of the current rates of contributions payable in respect of the Pension Scheme by the Group Companies and the Seller are contained in the Data Room and all such contributions which have become due for payment under the Pension Scheme have been paid in accordance with the provisions of the Pension Scheme.

13.5	No Group Company has received notice in writing of any material actions, suits or claims (other than routine claims for benefits) in respect of the Pension Scheme by any Employee and/or Former Employee.

13.6	So far as the Seller is aware, the Pension Scheme has, to the extent it relates to the Employees, been administered in accordance with its governing documents and all material legal requirements.

13.7	No power to increase benefits or prospective benefits under the Pension Scheme has been exercised in relation to any of the Employees.

14.	COMPUTER EQUIPMENT

14.1	The Group Companies own or have the right to use the Computer Equipment.

14.2	So far as the Seller is aware, no Group Company has received written notice since 30 June 2012 alleging that any Group Company has infringed material rights of any third party in using the Computer Equipment.

15.	INTELLECTUAL PROPERTY

15.1	No Group Company owns any material Intellectual Property Rights other than Seller IP.

15.2	So far as the Seller is aware, details of all subsisting material licences, undertakings, settlements or other agreements or arrangements granted to any Group Company relating to Intellectual Property Rights since 30 June 2012 are contained in the Data Room.

15.3	No Group Company has received, since 30 June 2012, a written notice alleging that the operations of a Group Company infringe any Intellectual Property Right of any person.

16.	ANTI-BRIBERY LAWS

16.1	* Neither the Seller nor, so far as the Seller is aware, any Group Company has at any time in the two years before the date of this Agreement been under any investigation or been convicted of an activity in violation of applicable Anti-Bribery Law.

16.2	* Each Group Company has in place policies, systems, controls and procedures in relation to applicable Anti-Bribery Law.

17.	SANCTIONS

17.1	* No member of the Seller Group or any Group Company is, or is owned or controlled by, and no director or holder of more than ten (10) per cent of the equity interests of any Seller Group is, a person (other than holders of publicly traded stock) that is:

(a)	subject to any sanctions administered by the OFAC (including the designation as a “specially designated national or blocked person” thereunder) or the U.S. Department of State, Her Majesty’s Treasury, the European Union, the United Nations Security Council or any other jurisdiction to which the member of the Seller Group or any Group Company is subject; or

(b)	located in, a citizen of, organized under the laws of, or has its principal place of business in a country or territory that is the subject of comprehensive territorial sanctions (including Iran, North Korea, Sudan and Syria).

17.2	* No member of the Seller Group or any Group Company does any material business with countries subject to comprehensive territorial sanctions, or with entities or persons otherwise described in paragraph 17.1(b) above (other than customers of the Hotel or any other hotels owned, managed or operated by any member of the Seller Group), or performs any contract in support of any project in or for the benefit of those countries or any such person (other than customers of the Hotel or any other hotels owned, managed or operated by any member of the Seller Group), save for contracts which are pursuant to licenses or exemptions under the applicable laws.

SCHEDULE 4

LIMITATIONS ON LIABILITY

1.	Time Limits. The Seller shall not be liable for any Claim unless within 30 days of the Purchaser becoming aware of the fact, matter or circumstance reasonably likely to give rise to such Claim, the Seller receives from the Purchaser written notice containing specific details of the Claim including the Purchaser’s estimate (on a without prejudice basis) of the amount of the Claim. Such Claims must be made:

(a)	in the case of a Claim other than a Tax Claim, before the date that is the last day of the 18 months period after the date of this Agreement; or

(b)	in the case of a Tax Claim, before the date that is the seventh (7th) anniversary of the date of this Agreement.

2.	Thresholds for Claims. The Seller shall not be liable for any single Claim:

(a)	unless the amount of the liability pursuant to that single Claim exceeds HK$2,000,000; and

(b)	unless the aggregate amount of the liability of the Seller for all Claims not excluded by paragraph 2(a) exceeds HK$20,000,000,

in which case, subject to paragraph 3 of this Schedule 4, the Seller shall be liable from the first HK$ and not only for the excess over the amounts set out in paragraphs 2(a) and 2(b) above, this amount being a threshold and not a deductible.

3.	Maximum limit for all Claims. The aggregate amount of the liability of the Seller for all Claims shall not exceed an amount equal to the Final Price; provided that:

(a)	for Tax Claims, the aggregate amount of the liability of the Seller shall not exceed an amount equal to 15% of the Final Price less the amount of any sums paid pursuant to paragraph 3(c) below;

(b)	for Claims for breach of the Seller Warranty set forth in paragraph 9.3(c) of Schedule 3 when given as at the Closing Date, the aggregate amount of the liability of the Seller shall not exceed an amount equal to 15% of the Final Price (for the avoidance of doubt, Claims for breach of the Seller Warranty set forth in paragraph 9.3(c) of Schedule 3 when given as at the date of this Agreement shall be subject to the limitation set forth in paragraph 3(c) below);

(c)	for Claims other than (i) Tax Claims and (ii) Claims for breach of the Seller Warranties set forth in paragraphs 1.1, 1.2 (a) to (f) (inclusive), 1.3 and 9.3(a), (b) and, when given as at the Closing Date, 9.3(c) of Schedule 3, the aggregate amount of the liability of the Seller shall not exceed an amount equal to 10% of the Final Price.

4.	Claim to be withdrawn unless litigation commenced. Any Claim shall (if it has not been previously satisfied, settled or withdrawn) be deemed to have been withdrawn 6 months after the notice is given pursuant to paragraph 1 of this Schedule 4, unless legal proceedings in respect of it have been commenced by being both issued and served. No new Claim may be made in respect of the facts, matters, events or circumstances giving rise to any such withdrawn Claim.

5.	Matters fairly disclosed. The Seller shall not be liable for any Claim if and to the extent that the fact, matter, event or circumstance giving rise to such Claim is fairly disclosed by this Agreement, the title deeds and documents of the Property dated on or before the date of this Agreement, any other Transaction Document, the Disclosure Letter or any document contained in the Data Room.

6.	Matters provided for or taken into account in adjustments. The Seller shall not be liable for any Claim if and to the extent that the fact, matter, event or circumstance giving rise to the Claim:

(a)	is allowed, provided or reserved for in the Last Accounts; or

(b)	is provided for or otherwise taken into account in the Post-Closing Statement or any adjustment to the Initial Price.

7.	Contingent liabilities. If any Claim is based upon a liability which is contingent only, the Seller shall not be liable to pay unless and until such contingent liability gives rise to an obligation to make a payment. This is without prejudice to the right of the Purchaser to give notice of the Claim in accordance with paragraph 1 and to issue and serve proceedings in respect of it before such time. For the avoidance of doubt, the fact that the liability may not have become an actual liability by the relevant date provided in paragraphs 1(a) and (b) of this Schedule 4 shall not exonerate the Seller in respect of any Claim properly notified before that date.

8.	No liability for Claims arising from acts or omissions of Purchaser. The Seller shall not be liable for any Claim to the extent that it would not have arisen but for, or has been increased or not reduced as a result of, any voluntary act, omission or transaction carried out:

(a)	after Closing, by the Purchaser or any member of the Purchaser Group (or its respective directors, employees or agents or successors in title or any of its Affiliates) outside the ordinary and usual course of business of a Group Company as at Closing other than in compliance with a legal obligation created at Closing or upon the instructions of or with the consent of the Seller; or

(b)	before Closing, by any member of the Seller Group or any Group Company acting in accordance with Schedule 1 or at the written direction or request or with the written approval of the Purchaser or any member of the Purchaser Group.

9.	Purchaser’s duty to mitigate. The Purchaser shall procure that all reasonable steps are taken to mitigate any Losses in respect of a Claim (including Claims for breach of Tax Warranties, but excluding Claims under the Tax Covenant) in accordance with applicable law.

10.	Insured Claims. The Seller shall not be liable in respect of any Claim to the extent that (a) the amount of such Claim is covered by a policy of insurance or would have been so covered if the policies of insurance effected by or for the benefit of the Group Companies had been maintained after Closing on no less favourable terms than those existing at the date of this Agreement and (b) the relevant Group Company actually recovers such amount.

11.

Recovery from third party after payment from Seller. Where the Seller has made a payment to the Purchaser in relation to any Claim and the Purchaser or any member of the Purchaser Group is entitled to recover (whether by insurance, payment, discount, credit, relief or otherwise) from a third party a sum which indemnifies or compensates the Purchaser or any member of the Purchaser Group (in whole or in part) in respect of the liability or loss which is the subject of a Claim, the Purchaser or relevant member of the Purchaser Group shall: (a) promptly notify the Seller of the fact and provide such information as the Seller may reasonably require; (b) take all reasonable steps or proceedings as the Seller may require to enforce such right; and (c) pay to the Seller as soon as practicable after receipt of an amount equal to the amount recovered from the third party (net of Taxation and less any reasonable Costs of recovery), provided that (i) the Seller shall use reasonable endeavours to preserve legal privilege and to comply with obligations of confidence in favour of a third party; and (ii) the Purchaser shall not be required to take, or to procure that any member of the Purchaser Group or any Group Company takes, any such steps if to do so could reasonably be expected to result in a material adverse effect on the business or the financial position of the Purchaser, any Group Company or any other member of the Purchaser Group.

12.	No liability for changes in legislation, Tax rules or accounting policy. The Seller shall not be liable for any Claim if and to the extent it is attributable to, or the amount of such Claim is increased as a result of, any: (a) legislation not in force at the date of this Agreement; (b) change of law (or any change in interpretation on the basis of case law), regulation, directive, requirement or administrative practice after the date of this Agreement; (c) change in the rates of Taxation after the date of this Agreement or any imposition of any Taxation or any withdrawal of Relief not in effect at the date of this Agreement; or (d) changes in accounting policy, basis or practice of the Purchaser or any of the Group Companies introduced or having effect after the date of this Agreement.

13.	No double recovery. The Purchaser shall not be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity more than once for the same liability, loss, cost, shortfall, damage, deficiency, breach or other set of circumstances which gives rise to more than one Claim.

14.	Consequential loss. Neither the Purchaser nor any member of the Purchaser Group shall be entitled to claim for any punitive or special loss, or loss of goodwill after Closing in respect of any Claim, whether actual or prospective, or for any indirect or consequential loss.

15.	Purchaser’s knowledge. The Seller shall not be liable for any Claim if and to the extent that the sole direct shareholder of Panorama and any of the following representatives of the Purchaser is actually aware at the date of this Agreement of the fact, matter, event or circumstance which is the subject matter of the Claim: Christophe Vielle, Alan Lee, Tony Lo, Goodwin Gaw and Kenneth Gaw.

16.	Waiver of right of set-off. The Purchaser waives and relinquishes any right of set-off or counterclaim, deduction or retention which the Purchaser might otherwise have in respect of any Claim against or out of any payments which the Purchaser may be obliged to make (or procure to be made) to the Seller pursuant to this Agreement or otherwise.

17.	Seller to have opportunity to remedy breaches. If a breach of the Seller Warranties is capable of remedy, the Purchaser shall only be entitled to compensation if it gives the Seller written notice of the breach and the breach is not remedied within 30 days after the date on which such notice is served on the Seller. Without prejudice to its duty to mitigate any loss, the Purchaser shall (or shall procure that any relevant member of the Purchaser Group shall) provide all reasonable assistance to the Seller to remedy any such breach at the cost of the Seller. If the Seller has paid to the Purchaser an amount discharging its liability as a result of a breach of any Seller Warranties, the breach of the Seller Warranties is deemed to be cured and the Purchaser shall not be entitled to claim against the Seller for such breach of the Seller Warranties if and to the extent that the subject matter of the claim has been made good or has otherwise been compensated for without cost or expense to the Purchaser or any Group Company.

18.	Tax Claims. Notwithstanding the other provisions of this Schedule, the provisions of paragraphs 4, 5, 6, 7, 8, 11, 12, 13, 15 and 17 of this Schedule shall not apply to a claim under the Tax Covenant and the Tax Warranties, and the provisions of paragraph 9 of this Schedule shall not apply to a claim under the Tax Covenant, and instead in each case the provisions of paragraph 3.1 of Part A of Schedule 9 shall apply.

SCHEDULE 5

PURCHASER WARRANTIES

1.	The Purchaser is validly incorporated, in existence and duly registered under the laws of its jurisdiction and has full power to conduct its business as conducted at the date of this Agreement.

2.	Panorama and Uniever are the sole legal and beneficial holders of all the issued shares in the Purchaser. The structure chart showing the ownership structure of the Purchaser provided by the Purchaser’s Representatives to the Seller’s Representatives on the date of this Agreement is true and accurate and not misleading as at the date of this Agreement and as at Closing.

3.	This Agreement and the other Transaction Documents will, when executed, constitute valid and binding obligations of the Purchaser in accordance with their terms.

4.	The Purchaser has obtained all corporate authorisations and all other governmental, statutory, regulatory or other consents, licences and authorisations required to empower it to enter into and perform its obligations under this Agreement.

5.	Entry into and performance by each member of the Purchaser Group of this Agreement and/or any other Transaction Document to which it is a party will not: (a) breach any provision of its Constitutional Documents; or (b) result in a breach of any laws or regulations in its jurisdiction of incorporation or of any order, decree or judgment of any court or any governmental or regulatory authority, where any such breach would adversely affect to a material extent its ability to enter into or perform its obligations under this Agreement and/or any other Transaction Document to which it is a party.

6.	Neither the Purchaser nor any other member of the Purchaser Group which is a party to any Transaction Document is insolvent or bankrupt under the laws of its jurisdiction of incorporation, unable to pay its debts as they fall due or has proposed or is liable to any arrangement (whether by court process or otherwise) under which its creditors (or any group of them) would receive less than the amounts due to them. There are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or insolvency proceedings concerning the Purchaser or any other member of the Purchaser Group which is a party to any Transaction Document and no events have occurred which would justify such proceedings. No steps have been taken to enforce any security over any assets of the Purchaser or any member of the Purchaser Group which is a party to any Transaction Document and no event has occurred to give the right to enforce such security.

7.	With respect to the Purchaser’s funding of the Final Price:

(a)	on the date of this Agreement, the Purchaser has made available to the Seller the Commitment Letter (which incorporates a term sheet) in Agreed Form duly executed by the Purchaser and the Purchaser’s Lenders to finance the debt portion of the Final Price;

(b)	the Purchaser has available cash or available loan facilities which will at Closing provide in immediately available funds the necessary cash resources to pay the Initial Price and meet its other obligations under this Agreement (including the payment of the Final Price); and

(c)	there are no contracts, agreements, arrangements or other understandings (whether reduced to writing or not) between the Purchaser or any of its Representatives on the one hand and providers of debt or equity finance (or any of their Representatives) on the other hand which, at the Closing Date, will not have been disclosed to the Sellers’ Representative.

8.	The Purchaser is not aware of any facts or circumstances which could reasonably be expected to result in a Claim being made against the Seller or any misrepresentation by or on behalf of the Seller in connection with the Proposed Transaction.

9.	So far as the Purchaser is aware, neither the Purchaser nor any of its direct or indirect shareholders has, at any time in the 2 years before the date of this Agreement been under any investigation or been convicted of an activity in violation of applicable Anti-Bribery Law.

10.	The Purchaser and each of its direct or indirect shareholders has in place policies, systems, controls and procedures in relation to applicable Anti-Bribery Law.

11.	No member of the Purchaser Group is, or is owned or controlled by, and no director or holder of more than ten (10) per cent of the equity interests of any Purchaser Group is, a person (other than holders of publicly traded stock) that is:

(a)	subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department (OFAC) (including the designation as a “specially designated national or blocked person” thereunder) or the U.S. Department of State, Her Majesty’s Treasury, the European Union, the United Nations Security Council or any other jurisdiction to which the member of the Purchaser Group is subject; or

(b)	located in, a citizen of, organized under the laws of, or has its principal place of business in a country or territory that is the subject of comprehensive territorial sanctions (including Iran, North Korea, Sudan and Syria).

12.	No member of the Purchaser Group does any material business with countries subject to comprehensive territorial sanctions, or with entities or persons otherwise described in paragraph 11(b) above (other than customers of The Strand Hotel, The Inya Lake Hotel and Thamada Hotel, all in Yangon, Myanmar), or performs any contract in support of any project in or for the benefit of those countries or any such person (other than customers of The Strand Hotel, The Inya Lake Hotel and Thamada Hotel, all in Yangon, Myanmar), save for contracts which are pursuant to licenses or exemptions under the applicable laws.

SCHEDULE 6

POST-CLOSING FINANCIAL ADJUSTMENTS

Part A : Calculation of April Working Capital Amount

April Working Capital	Items	Subsidiary (HK$)	Company (HK$)	Consolidation (HK$)

Non-Current Assets
Property, plant and equipment	1	Fixed	Fixed	Fixed
Pension scheme asset	2	Fixed	Fixed	Fixed
Investment in a subsidiary	3	Fixed	Fixed	Fixed

	A			Fixed

Current Assets
Inventories	4	Fixed	Fixed	Fixed
Trade receivables	5	22,814,695	—	22,814,695
- thereof outstanding 90 days or more	5a	0	—	0
- thereof outstanding less than 90 days	5b	22,814,695	—	22,814,695
Prepayments, deposits and other receivables	6	19,919,617	—	19,919,617
Due from the intermediate holding company	7	0	—	0
Due from fellow subsidiaries	8	0	—	0
Tax recoverable	9	0	—	0
Cash and bank balances	10	24,870,354	—	24,870,354

	B			67,604,666

Current Liabilities
Trade payables	11	(23,188,644)	—	(23,188,644)
of which provision for Yan Toh Heen renovation		(2,373,000)	—	(2,373,000)
of which provision for unpaid commitment under the Consultancy Agreements		(4,272,237)	—	(4,272,237)
Accruals and other payables	12	(100,002,209)	—	(100,002,209)
Due to fellow subsidiaries	13	0	—	0
Due to a subsidiary	14	511,773	(511,773)	0
Provision for failure to pay entitlements to current Employees	15	(1,798,483)	—	(1,798,483)
Provision for long services termination payment	16	(1,000,428)	—	(1,000,428)
Tax payable	17	(11,718,051)	—	(11,718,051)

	C			(137,707,815)

Non-Current Liabilities
Deferred tax liabilities	18	Fixed	Fixed	Fixed
	D	Fixed	Fixed	Fixed

April Working Capital Amount				(70,103,149)

Part B : Post-Closing Statement Format

Actual Working Capital	Items	Subsidiary (HK$)	Company (HK$)	Consolidation (HK$)

Non-Current Assets
Property, plant and equipment	1	Fixed	Fixed	Fixed
Pension scheme asset	2	Fixed	Fixed	Fixed
Investment in a subsidiary	3	Fixed	Fixed	Fixed

	A			Fixed

Current Assets
Inventories	4	Fixed	Fixed	Fixed
Trade receivables	5	[•]	[•]	[•]
- thereof outstanding 90 days or more	5a	[•]	[•]	[•]
- thereof outstanding less than 90 days	5b	[•]	[•]	[•]
Prepayments, deposits and other receivables	6	[•]	[•]	[•]
Due from the intermediate holding company	7	[•]	[•]	[•]
Due from fellow subsidiaries	8	[•]	[•]	[•]
Tax recoverable	9	[•]	[•]	[•]
Cash and bank balances	10	[•]	[•]	[•]

	B

Current Liabilities
Trade payables	11	[•]	[•]	[•]
of which provision for Yan Toh Heen renovation		[•]	[•]	[•]
of which provision for unpaid commitment under the Consultancy Agreements		[•]	[•]	[•]
Accruals and other payables	12	[•]	[•]	[•]
Due to fellow subsidiaries	13	[•]	[•]	[•]
Due to a subsidiary	14	[•]	[•]	[•]
Provision for failure to pay entitlements to current Employees	15	[•]	[•]	[•]
Provision for long services termination payment	16	[•]	[•]	[•]
Tax payable	17	[•]	[•]	[•]

	C			[•]

Non-Current Liabilities
Deferred tax liabilities	18	Fixed	Fixed	Fixed

	D	Fixed	Fixed	Fixed

Actual Working Capital				[•]

1.	The Actual Working Capital Amount shall be calculated by taking the amount in the “Consolidation” column of item B and subtracting the amount in the “Consolidation” column of item C; provided that

(a)	the amount of item B shall be equal to the sum in the “Consolidation” column of items 5b, 6, 7, 8, 9 and 10 only; and

(b)	the amount of item C shall be equal to the sum in the “Consolidation” column of items 11, 12, 13, 14, 15, 16 and 17.

2.	For the avoidance of doubt, all items marked “Fixed” will not be included in the Post-Closing Statement and will therefore not be taken into account in the calculation of the Actual Working Capital Amount. These items have been included for illustration purposes only to align with the line items in the Last Audited Accounts.

3.	Without prejudice to clause 2.6, line item 5 (trade receivables) shall not be adjusted for trade receivables which have been outstanding at the Closing Date for 90 days or more. The division of items 5a and 5b have been included for the sole purpose of facilitating the application (if any) of clause 2.6.

4.	The Seller shall use reasonable endeavours to minimise to the extent reasonably practicable the amounts in line items 7 and 8 (Due from the intermediate holding company and Due from fellow subsidiaries) and items 13 and 14 (Due to intermediate holding company and Due to fellow subsidiaries) as at Closing. Such amounts shall only be of a trading nature and relate to the ordinary course of business.

5.	Line item 16 (Provision for long services termination payment) shall include a provision as if all employees are made redundant as of 30 April 2015 and the Closing Date, as applicable.

Part C : Accounting Policies and Procedures

In preparing the Post-Closing Statement:

(a)	in determining which items and amounts are to be included in the Post-Closing Statement, if and to the extent that the treatment or characterisation of the relevant item or amount or type or category of item or amount:

(i)	is dealt with in the summary of significant accounting policies as outlined in the preparation of the Last Accounts (the Accounting Principles), the applicable Accounting Principle(s) used by the Group Companies on a consistent basis shall apply (including in relation to the exercise of accounting discretion and judgement); and

(ii)	is not dealt with in the Accounting Principles, HKFRS shall apply.

(b)	for the purposes of determining the provision or reserve for Tax in the Post-Closing Statement, an Accounting Period of the Group Company concerned shall be deemed to have ended on Closing.

Part D : Post-Closing Statement

1. The Seller shall, or shall procure that the Seller’s accountants shall, after Closing prepare a draft statement (the Post-Closing Statement) showing the Actual Working Capital Amount. The Post-Closing Statement shall be in the form set out in Part B of this Schedule 6 and prepared in accordance with Part C of this Schedule 6. The Seller shall deliver the draft Post-Closing Statement to the Purchaser within 20 Business Days after Closing.

2. The Purchaser shall notify the Seller in writing (a Post-Closing Statement Notice) within 20 Business Days after receipt of the Post-Closing Statement whether or not it accepts the draft Post-Closing Statement for the purposes of this Agreement. If the Purchaser does not accept the Post-Closing Statement, the Post-Closing Statement Notice shall set out in reasonable detail the Purchaser’s reasons for such non-acceptance and specify the adjustments which, in the Purchaser’s opinion, should be made to the draft Post-Closing Statement in order for it to comply with the requirements of this Agreement. Except for the matters specifically set out in the Post-Closing Statement Notice, the Purchaser shall be deemed to have agreed the draft Post-Closing Statement in full.

3. If the Purchaser serves a Post-Closing Statement Notice in accordance with paragraph 2, stating in the Post-Closing Statement Notice that the Purchaser does not accept the Post-Closing Statement, the Seller and the Purchaser shall use all reasonable efforts to meet and discuss the objections of the Purchaser and to agree the adjustments (if any) required to be made to the draft Post-Closing Statement, in each case within 20 Business Days after receipt by the Seller of the Post-Closing Statement Notice.

4. If the Purchaser is satisfied with the draft Post-Closing Statement (either as originally submitted or after adjustments agreed between the Seller and the Purchaser pursuant to paragraph 3) or if the Purchaser fails to give a valid Post-Closing Statement Notice within the 20 Business Day period referred to in paragraph 2, then the draft Post-Closing Statement (incorporating any agreed adjustments) shall constitute the Post-Closing Statement for the purposes of this Agreement.

5. If the Seller and the Purchaser do not reach agreement within 20 Business Days after receipt by the Seller of the Post-Closing Statement Notice, then the matters in dispute may be referred (on the application of either the Seller or the Purchaser) for determination by KPMG or, if that firm is unable or unwilling to act, by such other independent firm of chartered accountants in Hong Kong of international standing as the Seller and the Purchaser shall agree or, failing agreement within 5 Business Days of the Seller and the Purchaser becoming aware of KPMG being unable or unwilling to act, appointed by the President for the time being of the Hong Kong Institute of Certified Public Accountants (the Firm). The Firm shall be requested to make its decision within 45 Business Days (or such later date as the Seller, the Purchaser and the Firm agree in writing) of confirmation and acknowledgement by the Firm of its appointment. The following provisions shall apply once the Firm has been appointed:

(a)	the Seller and Purchaser shall each prepare a written statement within 10 Business Days after the Firm’s appointment on the matters in dispute which (together with the relevant supporting documents) shall be submitted to the Firm for determination and copied at the same time to the other;

(b)	following delivery of their respective submissions, the Purchaser and the Seller shall each have the opportunity to comment once only on the other’s submission by written comment delivered to the Firm not later than 10 Business Days after receipt of the other’s submission and, thereafter, neither the Seller nor the Purchaser shall be entitled to make further statements or submissions except insofar as the Firm so requests (in which case it shall, on each occasion, give the other Party (unless otherwise directed) 10 Business Days to respond to any statements or submission so made);

(c)	in giving its determination, the Firm shall state what adjustments (if any) are necessary, solely for the purposes of this Agreement, to the draft Post-Closing Statement in respect of the matters in dispute in order to comply with the requirements of this Agreement and to determine finally the Post-Closing Statement;

(d)	the Firm shall act as an expert (and not as an arbitrator) in making its determination which shall, in the absence of manifest error, be final and binding on the Parties and, without prejudice to any other rights which they may respectively have under this Agreement, the Parties expressly waive, to the extent permitted by law, any rights of recourse they may otherwise have to challenge it.

6. The Seller and the Purchaser shall each be responsible for their own costs in connection with the preparation, review and agreement or determination of the Post-Closing Statement. The fees and expenses of the Firm shall be borne equally between the Seller and the Purchaser or in such other proportions as the Firm shall determine.

7. To enable the Seller and the Purchaser to meet their respective obligations under this Schedule 6, the Seller and the Purchaser shall expeditiously provide to each other and each other’s accountants full access to their calculations, working papers, books and records and, in the case of the Purchaser, employees and premises of the Group Companies, for the period from Closing to the date that the draft Post-Closing Statement is agreed or determined. Each of the Seller and the Purchaser shall ensure that each other and each other’s accountants shall be given reasonable access to their and their accountants’ working papers relating to the Post-Closing Statement and any other submissions by or on their behalf in relation to the Post-Closing Statement. The Seller and the Purchaser shall cooperate fully with each other and shall permit the other and/or the other’s accountants to take copies (including electronic copies) of the relevant calculations, working papers, books and records and shall provide all assistance reasonably requested by the other to facilitate the preparation, agreement and/or determination of the Post-Closing Statement. For the avoidance of doubt, nothing in this paragraph 7 shall require the Seller to provide access to the books and records of the Seller or any member of the Seller Group. Clause 18.3(a)(iv) shall apply mutatis mutandis.

Part E : Financial Adjustments

1. When the Post-Closing Statement has been finally agreed or determined in accordance with this Schedule 6, the Initial Price shall be adjusted with reference to the Post-Closing Statement to produce the Final Price as follows:

(a)	if the Actual Working Capital Amount is greater than the April Working Capital Amount, then the Purchaser shall pay an amount equal to the difference to the Seller; or

(b)	if the Actual Working Capital Amount is less than the April Working Capital Amount, then the Seller shall pay an amount equal to the difference to the Purchaser; and

provided that no payments shall be made at all pursuant to this paragraph 1 if the amount of the difference between the Actual Working Capital Amount of all Group Companies and the April Working Capital Amount is less than HK$100,000.

2. Whichever of the Seller or Purchaser is required to make any payment under this Part E shall make such payment within 5 Business Days after the date on which the Post-Closing Statement is agreed or so determined. Any such payment shall be made in accordance with the provisions of clause 15.1 or 15.2 of this Agreement, as the case may be.

SCHEDULE 7

GROUP COMPANIES INFORMATION

Part A : Details of the Company

1.	Name:	Trifaith Investments Limited

2.	Date of Incorporation:	20 December 2000

3.	Place of Incorporation:	The British Virgin Islands

4.	Registered Number:	422029

5.	Registered Office:	P.O. Box 3340 Road Town Tortola British Virgin Islands

6.	Authorised Share Capital:	US$50,000.00 divided into 50,000 ordinary shares of US$1.00 each

7.	Issued Capital:	US$5,499.00, comprising 5,499 ordinary shares of US$1.00 each, fully paid up

8.	Shareholder and Shareholding:	Hotel InterContinental London (Holdings) Limited – 5,499 shares

9.	Directors:	Reibel, Jean-Jacques Michel Chan, Yi Ping Baillehache, Charles Guy Jacques

10.	Registered Agent:	Tricor Services (BVI) Limited

Part B: Details of the Subsidiary

1.	Name:	InterContinental Hong Kong Limited

2.	Date of Incorporation:	20 December 2000

3.	Place of Incorporation:	Hong Kong

4.	Company Number:	741862

5.	Registered Office:	Level 54 Hopewell Centre 183 Queen’s Road East Hong Kong

6.	Issued Capital:	HK$10,000.00, with a total of 10,000 ordinary shares issued, fully paid-up; and HK$1,351,715,653.00, with a total of 1,351,715,653 redeemable preference shares issued, fully paid up

7.	Shareholder and Shareholding:	Trifaith Investments Limited – 10,000 ordinary shares Trifaith Investments Limited – 1,351,715,653 redeemable preference shares

8.	Directors:	Reibel, Jean-Jacques Michel Hou, Jing Glover, Michael Todd Macpherson, Kenneth

9.	Company Secretary:	Tricor Secretaries Limited

SCHEDULE 8

KNOWLEDGE

Name	Position

1. Mr. Jean-Jacques Reibel	Managing Director

2. Mr. Meredith Yong	Resident Manager

3. Ms. Bibiana Lai	Director of Finance

4. Mr. Harvey Wong	Director of Engineering

5. Steve Caroll	VP – Global Corporate Finance – M&A

6. Robert J. Chitty	SVP – Global Head of Corporate Finance – M&A

7. Mr. Ricky Wong	Director of Human Resources

SCHEDULE 9

TAX

Part A

1.	COVENANT TO PAY

1.1 The Seller hereby covenants with the Purchaser to pay to the Purchaser an amount equivalent to:

(a)	any Tax Liability arising in respect of, by reference to or in consequence of:

(i)	any income, profits or gains earned, accrued or received on or before Closing; and

(ii)	any Event which occurred on or before Closing,

(b)	any Tax Liability which arises as a result of any Event which occurs after Closing pursuant to a legally-binding obligation (whether or not conditional) entered into by any Group Company on or before Closing, save for obligations entered into in the ordinary course of business of the relevant Group Company and save for any Tax Liability which arises as a result of an Event that gives rise to any actual income, profits or gains arising, earned, accrued or received after Closing;

(c)	together with any reasonable costs (including legal costs), fees and expenses referred to in paragraph 2.

1.2 For the avoidance of doubt, paragraph 1.1 above shall not apply to any Tax Liability arising in respect of, by reference to or in consequence of any income, profits or gains earned, accrued or received after Closing (whether or not as a result of an Event which occurred on or before Closing), or, save as provided at paragraph 1.1(b) above, any Event occurring after Closing.

2.	COSTS AND EXPENSES

The covenant contained in paragraph 1 shall extend to all reasonable costs (including legal costs), fees and expenses properly incurred by any Group Company and/or the Purchaser in connection with a successful claim made under paragraph 1, or in satisfying or settling any Tax Liability in accordance with paragraph 5 in respect of which a successful claim is made under paragraph 1.

3.	EXCLUSIONS

3.1 The covenant contained in paragraph 1.1 shall not cover any Tax Liability to the extent that:

(a)	provision or reserve (not being a deferred Tax provision or reserve) in respect of that Tax Liability has been made in computing the Tax payable provision in the Post-Closing Statement (or, for taxes other than Corporate Income Taxes, in computing the ‘Accruals and other payables’ balance reflected in the Post-Closing Statement) or the Tax Liability had the effect of reducing the level of any asset recognised in the Post-Closing Statement; or

(b)	the Tax Liability was paid or discharged before Closing; or

(c)	the Tax Liability arises as a result of any change in rates of Tax or of any change in law (or a change in interpretation on the basis of case law), regulation, directive or requirement, or the published practice of any Tax Authority, occurring after the date of this Agreement; or

(d)	the Tax Liability would not have arisen but for a transaction, action or omission carried out or effected by any of the Purchaser, a Group Company, or any Affiliate of any of them, at any time after Closing, except that this exclusion shall not apply where any such transaction, action or omission:

(i)	is carried out or effected by the Group Company concerned in the ordinary course of the Group Company’s business; provided that for these purposes the following shall be deemed not to be in the ordinary course of business if they otherwise would be (with the effect that the exclusion contained in this paragraph 3.1(d)(i) shall apply):

(A)	any disposal (or deemed disposal for any Tax purpose) of assets other than trading stock by any Group Company;

(B)	any distribution of assets or other transaction not at arm’s length;

(C)	any change in the use of an asset by any Group Company;

(D)	anything which has the result of requiring disposal value to be brought into account, or which crystallises a balancing charge, for capital allowances purposes (or has any similar effect under the laws of any relevant foreign jurisdiction); or

(ii)	is carried out or effected by the Group Company concerned pursuant to a legally binding commitment created on or before Closing which cannot reasonably be avoided;

(iii)	is required by law or any regulatory requirement or is required in accordance with generally accepted accounting principles applicable to that Group Company at Closing;

(iv)	is carried out or effected by the Group Company concerned pursuant to the request of the Seller; or

(e)	the Tax Liability arises as a result of (other than a change which is necessary in order to comply with the law or generally accepted accounting principles applicable to that Group Company at Closing) a change after Closing in any accounting policy, transfer pricing methodology or Tax reporting practice of any Group Company; or

(f)	such Tax Liability arises as a result of any Group Company failing to submit the returns and computations required to be made by them or not submitting such returns and computations within the appropriate time limits or submitting such returns and computations otherwise than on a proper basis, in each case after Closing and in each case other than as a result of the Seller’s failure to comply with its obligations under clause 7.1 of this Agreement; or

(g)	the Tax Liability arises as a result of the failure of the Purchaser to comply with any of its obligations contained in paragraph 5 of this Schedule or clause 7 of this Agreement; or

(h)	any Relief (other than an Accounts Relief or Purchaser’s Relief) is available, or is for no consideration made available by the Seller, to any of the Group Companies to set against or otherwise reduce or eliminate the Tax Liability and for this purpose any Relief arising in respect of an accounting period falling partly before and partly after the Closing Date shall be apportioned on a time basis unless some other basis is more reasonable; or

(i)	the Tax Liability is a liability to Tax comprising interest, penalties, charges or costs in so far as attributable to the unreasonable delay or default of the Purchaser or any Group Company after Closing; or

(j)	the Tax Liability arises in respect of, and does not exceed, a Windfall Amount.

3.2 The provisions of paragraph 3.1 shall also operate to limit or reduce the liability of the Seller in respect of claims under the Tax Warranties and any other Warranty insofar as it relates to Tax.

3.3 Paragraphs 1, 2, 3, 10 and 14 of Schedule 4 to this Agreement (Limitations on Liability) shall, to the extent provided for in that Schedule, also apply to limit or reduce the liability of the Seller under this Schedule (as well as under the Warranties).

3.4 The limitations set out in paragraphs 3.1 and 3.2 above shall not apply to claims under this Tax Covenant or the Tax Warranties to the extent that they arise as a consequence of, or are delayed as a result of, fraud, wilful misconduct or deliberate or wilful concealment by the Seller.

4. DOUBLE RECOVERY

The Purchaser shall not be entitled to recover any amount pursuant to this Schedule in respect of any claim to the extent that the Purchaser or any of the Group Companies has already recovered any amount in respect of such claim under the Warranties or under any other provision of this Agreement or pursuant to any other agreement with the Seller or any Affiliate of the Seller, or to the extent that recovery has already been made under this Schedule in respect of the same subject matter.

5. NOTIFICATION OF CLAIMS AND CONDUCT OF DISPUTES

5.1 If the Purchaser or any of the Group Companies becomes aware of any Tax Demand or other matter which will result in a Tax Claim, the Purchaser shall give notice to the Seller of that Tax Demand or matter (including reasonably sufficient details of such Tax Demand or matter, the due date for any payment (if available) and the time limits for any appeal (if available), and so far as practicable the amount involved) as soon as possible (and in any event not more than 15 Business Days after the Purchaser or the Group Company concerned becomes aware of such Tax Demand or matter). Any failure to comply with this paragraph 5 shall not prejudice any claim by the Purchaser under this Tax Covenant.

5.2 Subject to paragraph 5.4, the Purchaser shall take (or procure that the Group Company concerned shall take) such reasonable action as the Seller may reasonably request to avoid, dispute, resist, appeal, compromise or defend any Tax Demand or other matter which could give rise to a Tax Claim (whether notified by the Purchaser, or being a Tax Demand or matter of which the Seller was already aware), and any adjudication in respect thereof. The Seller shall have the right (if it wishes) to control any proceedings taken in connection with such action, and shall in any event be kept fully informed of any actual or proposed developments (including any meetings) and shall be provided with copies of all correspondence and documentation relating to such Tax Demand, matter or action, and such other information, assistance and access to records and personnel as it reasonably requires.

5.3 Subject to paragraph 5.4, the Purchaser shall procure that no Tax Demand, action or issue in respect of which the Seller could be required to make a payment under the Tax Warranties or this Schedule is settled or otherwise compromised without the Seller’s prior written consent, such consent not to be unreasonably withheld, and the Purchaser shall, and shall procure that each Group Company and their respective advisers shall, not submit any correspondence or return or send any other document to any Tax Authority where the Purchaser or any such person is aware or could reasonably be expected to be aware that the effect of submitting such correspondence or return or sending such document would or could be to put such Tax Authority on notice of any matter which could give rise to, or could increase, a Tax Claim, without first affording the Seller a reasonable opportunity to comment thereon and without taking account of such comments so far as it is reasonable to do so.

5.4 Paragraphs 5.2 and 5.3 are subject to the following conditions:

(a)	the Seller shall indemnify the Purchaser against all costs and expenses reasonably incurred in connection with any such action or proceedings as are referred to in paragraph 5.2;

(b)	the Seller shall not be entitled to require the Purchaser or any Group Company to make any settlement or compromise of any Tax Demand or agree any matter in the conduct of the Tax Demand which is likely to result in a material adverse effect on the business or the financial position of the Purchaser, any Group Company or any other member of the Purchaser Group;

(c)	the Seller shall use reasonable endeavours to preserve legal privilege and to comply with obligations of confidence in favour of a third party and nothing in this paragraph 5 shall require the Purchaser to disclose any information that has been prepared on request by the Purchaser in connection with its claim against the Seller; and

(d)	if the Seller does not request the Purchaser to take any appropriate action within 15 Business Days of any notice given to the Seller pursuant to paragraph 5.1, the Purchaser shall be free to satisfy or settle the relevant Tax Liability on such terms as it may reasonably think fit.

6.	DUE DATE OF PAYMENT AND INTEREST

6.1 The Seller shall pay to the Purchaser any amount payable under this Schedule on or before the date which is the later of the date 10 Business Days after demand is made therefor by the Purchaser and 5 Business Days before the first date on which the Tax in question becomes recoverable by the Tax Authority demanding the same in order to avoid incurring a liability to interest, charge or penalty in respect of the Tax Liability, provided that:

(a)	if the date on which the Tax can be recovered is deferred following application to the relevant Tax Authority, the date for payment by the Seller shall be 5 Business Days before such later date when the amount of Tax is finally and conclusively determined (and for this purpose, an amount of Tax shall be deemed to be finally determined when determined under the applicable Tax Statute, or a decision of a court or tribunal is given or any binding agreement or determination is made, from which either no appeal lies or in respect of which no appeal is made within the prescribed time limit); and

(b)	if a payment or payments to the relevant Tax Authority prior to the date otherwise specified by this paragraph would avoid or minimise interest or penalties, the Seller may at its option pay the whole or part of the amount due to the Purchaser on an earlier date or dates, and the Purchaser shall procure that the Tax in question (or the appropriate part of it) is paid as soon as reasonably practicable to the relevant Tax Authority.

The Seller may, with the Purchaser’s consent, not to be unreasonably withheld or delayed, make a direct payment in respect of the Tax Liability in question to the relevant Tax Authority (including through use of certificates of Tax deposit or the equivalent) and the Seller’s liability to the Purchaser shall be treated as reduced or eliminated accordingly.

6.2 Any sum not paid by the Seller on the due date for payment specified in paragraph 6.1 shall bear Default Interest from the due date to and including the day of actual payment of such sum. Any interest due under this paragraph shall be paid on the demand of the Purchaser on or following the date of payment of such sum.

7.	OVERPROVISIONS

7.1 The Seller may on or before the seventh anniversary of Closing require the auditors for the time being of any relevant Group Company to certify, at the Seller’s request and expense, the existence and amount of any Overprovision and the Purchaser shall provide, or procure that each Group Company provides, any reasonable information or assistance required for the purpose of production by the auditors of a certificate to that effect.

7.2 Subject to paragraphs 7.4 and 7.5 below:

(a)	firstly, any Overprovision shall first be set off against any payment then due from the Seller under this Schedule;

(b)	secondly, to the extent there is an excess, that excess shall be carried forward and set against any future payment or payments which become due from the Seller under this Schedule; and

(c)	thirdly, once it is finally determined that no future payment or payments will become due from the Seller, then to the extent that there is an excess, a payment shall promptly be made to the Seller equal to the aggregate of any payment or payments previously made by the Seller under this Schedule (and not previously refunded under this Schedule) up to the amount of the excess and to the extent that there is any remaining excess, a payment shall promptly be made to the Seller equal to the amount of the excess.

7.3 Either the Seller or the Purchaser may, at its expense, on or before the next anniversary of the date when the certificate is produced in accordance with paragraph 7.1 above, require such certificate to be reviewed by the auditors for the time being of any relevant Group Company in the event that there are relevant circumstances or facts of which it was not aware, and which were not taken into account, at the time when such certificate was produced, and to certify whether the certificate remains correct or whether it should be amended.

7.4 If following a request under paragraph 7.1 the certificate is amended, the revised amount of Overprovision shall be substituted for the purposes of paragraph 7.2, and any adjusting payment that is required shall be made forthwith.

7.5 For the purposes of this paragraph, any Overprovision shall be determined without regard to any Tax Refund to which paragraph 8 applies or any payment or Relief to which paragraph 9 applies.

8.	TAX REFUNDS

8.1 The Purchaser shall as soon as reasonably practicable notify the Seller of any right to receive or actual receipt of any amount by way of repayment of Tax or interest or fees on overpaid Tax, being an amount to which any Group Company is or becomes entitled or receives in respect of an Event occurring or period (or part period) prior to Closing (where or to the extent that such amount was not included in the Post-Closing Statement as an asset and is not a payment or Relief to which paragraph 9 below applies (a Tax Refund)). The Purchaser shall take (or shall procure that the Group Company concerned takes) such action as the Seller may reasonably request, subject to the Purchaser and the Group Companies being indemnified against all reasonable costs and expenses in connection with taking of such actions, to obtain such Tax Refund (keeping the Seller informed of the progress of any action taken and providing it with copies of all relevant correspondence and documentation).

8.2 Any Tax Refund actually obtained after Closing, whether by repayment or set off (less any reasonable costs of obtaining it and less any Tax actually suffered thereon) shall be dealt with as follows:

(a)	the amount of the Tax Refund shall be set off against any payment then due from the Seller under this Schedule; and

(b)	to the extent that there is an excess a payment shall promptly be made to the Seller equal to the aggregate of any payment or payments previously made by the Seller under this Schedule (and not previously refunded under this Schedule) up to the amount of the excess and to the extent that there is any remaining excess, a payment shall promptly be made to the Seller equal to the amount of such excess.

9.	RECOVERY FROM THIRD PARTIES/TAX SAVINGS FOLLOWING A CLAIM

9.1 If any payment is made by the Seller under this Schedule or the Tax Warranties in respect of a Tax Liability or other matter, and the Purchaser or any Group Company (or any Affiliate of any of them) either receives or is entitled either immediately or at some future date to recover or obtain, from any person (other than the Purchaser, any Group Company or any such Affiliate of them) a payment or Relief which would not have arisen but for the Tax Liability or other matter in question or the circumstances giving rise thereto (including in circumstances where a Tax Liability arises because a deduction or other Relief assumed to be available in preparing the Post-Closing Statement is in fact available only in a subsequent period or periods), then:

(a)	the Purchaser shall notify the Seller of that fact as soon as reasonably practicable and if so required by the Seller shall take (or shall procure that the Group Company or other person concerned shall take) such action as the Seller may reasonably request, subject to the Purchaser and the Group Companies being indemnified against all reasonable costs and expenses in connection with taking of such actions, and at the Seller’s reasonable cost, to enforce such recovery or to obtain such payment or Relief (keeping the Seller informed of the progress of any action taken and providing it with copies of all relevant correspondence and documentation); and

(b)	if the Purchaser, the Group Company or other Affiliate concerned receives or obtains such a payment or Relief, the Purchaser shall pay to the Seller the lesser of:

(i)	the amount received or the amount that the Purchaser, the Group Company or other Affiliate concerned saves by virtue of the payment or the Relief; and

(ii)	the amount paid by the Seller under this Schedule in respect of the Tax Liability

(less any reasonable costs of recovering or obtaining such payment or Relief insofar as not previously reimbursed and any Tax actually suffered thereon).

9.2 Any payment required to be made by the Purchaser pursuant to paragraph 9.1 shall be made:

(a)	in a case where the Purchaser, the Group Company or other Affiliate concerned receives a payment, within 5 Business Days of the receipt thereof; and

(b)	in a case where the Purchaser, the Group Company or other Affiliate concerned obtains a Relief, on or before the date on which the Tax would have become recoverable by the appropriate Tax Authority but for the use of such Relief.

9.3 Any sum not paid by the Purchaser on the due date of payment specified in paragraph 9.2 shall bear Default Interest from the due date to and including the day of actual payment of such sum. Such interest shall be paid on the demand of the Seller.

10.	SECONDARY LIABILITIES

10.1 The Seller covenants with the Purchaser to pay to the Purchaser an amount equivalent to any Tax or any amount on account of Tax which any Group Company, or any other member of the Purchaser’s Group, is required to pay as a result of a failure by any member of the Seller’s Group to discharge that Tax.

10.2 The Purchaser covenants with the Seller to pay to the Seller, an amount equivalent to any Tax or any amount on account of Tax which any member of the Seller’s Group is required to pay as a result of a failure by any Group Company, or any other member of the Purchaser’s Group, to discharge that Tax.

10.3 The covenants contained in paragraphs 10.1 and 10.2 shall:

(a)	extend to any reasonable costs (including legal cost), fees and expenses incurred in connection with such Tax or a claim under paragraphs 10.1 and 10.2, as the case may be;

(b)	(in the case of paragraph 10.2) not apply to Tax to the extent that the Purchaser could claim payment in respect of it under paragraph 1.1, except to the extent a payment has been made pursuant to paragraph 1.1 and the Tax to which it relates was not paid by the Group Company concerned; and

(c)	not apply to Tax to the extent it has been recovered under any relevant statutory provision (and the Purchaser or the Seller, as the case may be, shall procure that no such recovery is sought to the extent that payment is made hereunder).

10.4 Paragraphs 5.1, 5.2, 5.3, 5.4 and 6 (conduct of disputes and due date for payment) shall apply to the covenants contained in paragraphs 10.1 and 10.2 as they apply to the covenants contained in paragraph 1.1, replacing references to the Seller by the Purchaser (and vice versa) where appropriate, and making any other necessary modifications.

Part B

1.	GROSS UP FOR TAXES AND WITHHOLDINGS

1.1 All sums payable under this Agreement or for breach of any of the Warranties shall be paid free and clear of all deductions or withholdings whatsoever, save only as provided in this Agreement or as required by law.

1.2 If any deduction or withholding is required by law from any payment in respect of a Seller Obligation or a Purchaser Obligation then, except in relation to interest, the payer shall pay such additional amount as will, after such deduction or withholding has been made, leave the payee with the full amount which would have been received by it had no such deduction or withholding been required to be made.

1.3 If any sum paid in respect of a Seller Obligation or a Purchaser Obligation is required to be brought into charge to Tax by the Purchaser or Seller respectively then, except in the case of interest, the payer shall pay such additional amount as shall be required to ensure that the total amount paid, less the Tax chargeable on such amount, is equal to the amount that would otherwise be payable.

1.4 To the extent that any deduction, withholding or Tax in respect of which an additional amount has been paid under paragraph 1.2 or 1.3 above results in the payee obtaining a Relief (all reasonable endeavours having been used to obtain such Relief), the payee shall pay to the payer, within 10 Business Days of obtaining the benefit of the Relief, an amount equal to the lesser of the value of the Relief obtained and the additional sum paid under paragraph 1.2 or 1.3.

1.5 Paragraph 1.2 or 1.3 above shall not apply to the extent that the deduction, withholding or Tax would not have arisen but for:

(a)	in respect of a payment made in respect of a Seller Obligation, the Purchaser not being Tax resident in the British Virgin Islands, or having some connection with a territory outside that jurisdiction or, in respect of a payment made in respect of a Purchaser Obligation, the Seller not being Tax resident in the United Kingdom, or having some connection with a territory outside that jurisdiction; or

(b)	a change in law after the date of this Agreement; or

(c)	an assignment by the payee of any of its rights under this Agreement.

2.	RELIEFS AND BENEFITS

In determining the amount payable in respect of any Purchaser Obligation or Seller Obligation (other than the Tax Covenant and the Tax Warranties, in respect of which paragraph 9 of this Schedule applies) account shall be taken of any Relief or other benefit available to the payee of that amount or another member of its Group in respect of the matter giving rise to the payment, insofar as not taken into account pursuant to paragraph 1.4 above.

3.	VAT

3.1 Any sum payable under or pursuant to this Agreement is exclusive of any applicable VAT. If any supply is treated as made for VAT purposes under or pursuant to this Agreement the recipient shall, subject to the receipt of a valid VAT invoice, pay to the supplier an amount equal to such VAT in addition to any other consideration for that supply. Such payment shall be made on demand or, if later, at the same time as any such consideration is payable.

Part C

Definitions and Interpretation

1.	DEFINITIONS

1.1 In this Schedule, the following definitions shall have the following meanings:

Accounts Relief means any Relief which was included as an asset in the Closing Statement;

Corporate Income Taxes means any Tax on income, profits or gains;

Purchaser’s Relief means any Relief arising to any Group Company to the extent that it arises in respect of an Event occurring, or period commencing, after Closing;

Tax Liability means:

(a)	any liability of any Group Company to make or suffer an actual payment or increased payment of or in respect of or on account of Tax whether or not primarily payable by the relevant Group Company and whether or not the relevant Group Company has or may have any right of reimbursement against any other person;

(b)	the use or set off of any Accounts Relief or Purchaser’s Relief in circumstances where, but for such use or set off, any Group Company would have had a liability to make an actual payment or increased payment of or on account of Tax in respect of which the Purchaser would have been able to make a claim against the Seller under Part A of this Schedule;

(c)	the disallowance, loss or restriction (other than as a result of use or set off contemplated by (b) above) of any Accounts Relief;

Event means any act, transaction, omission or occurrence of whatever nature including the winding up or dissolution of any person, any failure to take any action which would avoid a deemed distribution of income, any change in residence of any person for the purposes of Tax and shall also include any of the same which is deemed to occur under any Tax Statute;

Overprovision means, applying the accounting policies, principles and practices adopted in relation to the preparation of the Post-Closing Statement (and ignoring the effect of any change in law or other change referred to in paragraph 3.1(e) of this Schedule made after Closing or any Relief arising after Closing), the amount by which any provision in the Post-Closing Statement relating to Tax (other than deferred Tax) is overstated;

Tax Demand means:

(a)	the issue of any notice, demand, assessment, letter or other document by or on behalf of any Tax Authority or the taking of any other action by or on behalf of any Tax Authority (including the imposition, or any document referring to the possible imposition, of any withholding of or on account of Tax); or

(b)	the preparation or submission of any notice, return, assessment, letter or other document by the Purchaser, any Group Company, or any other person,

from which it appears that a Tax Liability may be incurred by or may be imposed on any Group Company, being a Tax Liability which could give rise to a liability for the Seller under paragraph 1.1 of this Schedule (whether alone or in conjunction with other Claims);

Tax Statute means all legislation, directives, orders and regulations in force or coming into force from time to time providing for or imposing Tax;

VAT means value added tax and any similar sales or turnover tax;

Windfall Amount means an amount of income, profits or gains:

(a)	which was actually earned, accrued or received by a Group Company on or before Closing;

(b)	which was not reflected in the Post-Closing Statement but should properly have been reflected in it in accordance with the terms of Schedule 6 to this Agreement; and

(c)	which, if it had been properly reflected in the Post-Closing Statement, would have increased the Final Price paid by the Purchaser by that amount, less Tax thereon.

2.	INTERPRETATION

2.1 General. In this Schedule:

(a)	the headings in this Schedule shall not affect its interpretation; and

(b)	references to claims, liabilities or payments under this Schedule shall include, for the avoidance of doubt, claims, liabilities and payments in respect of a breach of any of the Tax Warranties.

2.2 Accounting Period. In this Schedule, any reference to an accounting period includes any period by reference to which any Tax Liability is computed.

2.3 Income, profits or gains. In this Schedule, any reference to income, profits or gains earned, accrued or received shall include income, profits or gains deemed to have been, treated or regarded as earned, accrued or received for the purpose of any Tax.

2.4 Deemed end of Accounting Period. In this Schedule:

(a)	for the purposes of determining whether:

(i)	a Tax Liability or Relief has arisen, or

(ii)	any Group Company is or becomes entitled to a right to repayment or receives an actual repayment of Tax in either case, in respect of a period ended on or before Closing or in respect of a period commencing after Closing, an Accounting Period of the Group Company concerned shall be deemed to have ended on Closing; and

(b)	for the purposes of determining whether:

(i)	any income, profits or gains have been earned, accrued or received, or

(ii)	an Event has occurred

in either case, on or before Closing or after Closing, an Accounting Period of the Group Company concerned shall be deemed to have ended on Closing.

2.5 Tax Liability. The amount of any Tax Liability shall be:

(a)	to the extent that a Tax Liability involves a liability of any Group Company to make an actual payment or increased actual payment of or in respect of Tax, the amount of the actual payment or increased actual payment;

(b)	to the extent that a Tax Liability involves the use or set off of any Accounts Relief or Purchaser’s Relief in circumstances where, but for such use or set off, any Group Company would have had a liability to make an actual payment or increased payment of or on account of Tax in respect of which the Purchaser would have been able to make a claim against the Seller under Part A of this Schedule, the amount of Tax that is actually saved by the use or set off of the Accounts Relief or Purchaser’s Relief or, if less, the amount of Tax which is actually payable by the Purchaser Group that would not have been payable but for that use or set off);

(c)	to the extent that a Tax Liability involves the disallowance, loss or restriction (other than as a result of use or set off contemplated by paragraph 2.5(b) of this Part C) of any Accounts Relief, the amount of Tax which the use of the Accounts Relief would have saved had the Accounts Relief been used by any Group Company in the first accounting period following Closing in which the relevant Group Company could actually have used the Accounts Relief on the assumption that the relevant Group Company then had sufficient profits or was otherwise in a position actually to use the Relief; and

(d)	to the extent that a Tax Liability involves the disallowance, loss or reduction by any Tax Authority of a right to a repayment of Tax, the amount of the repayment so disallowed, lost or reduced.

SCHEDULE 10

PROPERTY AND TITLE DEEDS

Part A: Property

ALL THOSE the estate, right, interest and benefit of and in ALL THOSE 48,797 equal undivided 509,520th parts or shares of and in ALL THAT piece or parcel of ground registered in the Land Registry as KOWLOON INLAND LOT NO. 9844 (the “Land”) And of and in the messuages, erections and buildings thereon (the “Development”) TOGETHER with the sole and exclusive right and privilege to hold, use, occupy and enjoy ALL THAT the multi-storeys structure erected on the Land and all those parts of the Land and the Development designated for use as a hotel and as at the date of this Agreement known as the InterContinental Hong Kong (formerly known as The Regent Hong Kong Hotel) and designated as Hotel I in the Deed of Mutual Covenant dated 18 May 2001 and registered in the Land Registry by Memorial No. UB8411864 and as shown on the plans annexed to the Assignment made between Hong Kong Island Development Limited and InterContinental Hong Kong Limited (formerly known as Sharp Delight Investments Limited) dated 18 May 2001 and registered in the Land Registry by Memorial No. UB8411862 and thereon coloured pink and green Held from the Government under certain Agreement and Conditions of Exchange dated 23 December 1977 deposited and registered in the Land Registry as Conditions of Exchange No.11172 as varied and modified by five Modification Letters respectively registered in the Land Registry by Memorial Nos.UB1523763, UB1844320, UB6699985, UB7587182 and 08042201770017 (collectively the “Government Lease”) SUBJECT to all subsisting rights and rights of way.

Part B: Title Deeds

No.	Document Name	Original / Certified
1.	Conditions of Exchange No. 11172	Certified Copy
2.	Modification Letter Memorial No. UB1523763	Certified Copy
3.	Modification Letter Memorial No. UB1844320	Certified Copy
4.	Modification Letter (with plans) Memorial No. UB6699985	Certified Copy
5.	Modification Letter (with plans) Memorial No. UB7587182	Certified Copy
6.	Modification Letter (with plans) Memorial No. 08042201770017	Certified Copy
7.	Assignment dated 18 May 2001 (Memorial No. UB8411862)	Original
8.	Deed of Mutual Covenant dated 18-05-2001 Memorial No. UB8411864	Certified Copy
9.	Assignment (Common Areas and Facilities) Memorial No. UB8435262	Certified Copy
10.	Management Agreement Memorial No. UB8411865	Certified Copy
11.	Supplement Agreement Memorial No. UB8478794	Certified Copy
12.	Deed of Right of Way HK Memorial No. UB8411863	Certified Copy
13.	Occupation Permit No.K25/83 dated 14 April 1983	Certified Copy

SCHEDULE 11

DEFINITIONS AND INTERPRETATION

1. Definitions. In this Agreement, the following words and expressions shall have the following meanings:

Accounting Period means any period by reference to which any income, profits or gains, or any other amounts relevant for the purposes of Tax, are measured or determined;

Accounting Principles has the meaning given in Part C of Schedule 6;

Actual Working Capital Amount means the aggregate consolidated amount of the Working Capital of the Group Companies at Closing as calculated in accordance with Schedule 6;

Adverse Title Event means an event occurring after the date of this Agreement (other than any event occurring by or at the written request of the Purchaser or any member of the Purchaser Group or which the Purchaser has approved in accordance with Schedule 1) and which adversely affects the Subsidiary’s good title to the Property within the meaning of sections 13 and 13A of the Conveyancing and Property Ordinance (Chapter 219 of the Laws of Hong Kong) (it being understood that the Purchaser shall be deemed to have accepted the good title to the Property as at the date of this Agreement (as shown by the title deeds and documents relating to the Property dated on or before the date of this Agreement available in the Data Room and/or shown by the records of the Land Registry available for public search on the date of this Agreement));

Affiliate means, in relation to any Party, any subsidiary or parent company of that Party and any subsidiary of any such parent company, in each case from time to time;

Agreed Form means, in relation to a document, the form of that document which has been initialled on the date of this Agreement for the purpose of identification by or on behalf of the Seller and the Purchaser (in each case with such amendments as may be agreed in writing by or on behalf of the Seller and the Purchaser);

Agreement means this Sale and Purchase Deed which is executed by the Parties as a deed and is intended to be and is delivered on the date first above, and all references to “this Agreement” shall be understood to be references to “this Deed”;

Anti-Bribery Law means (i) the US Foreign Corrupt Practices Act of 1977; (ii) the UK Bribery Act 2010; (iii) Hong Kong anti-corruption legislation including the Prevention of Bribery Ordinance (POBO) (Chapter 201 of the Laws of Hong Kong), Elections (Corrupt and Illegal Conduct) Ordinance (Chapter 554 of the Laws of Hong Kong), the Independent Commission Against Corruption (ICAC) Ordinance (Chapter 204 of the Laws of Hong Kong), and the Banking Ordinance (Chapter 155 of the Laws of Hong Kong); (iv) any other law or other legally binding measure that contains anti-bribery or corruption provisions or that otherwise relates to bribery or corruption; and (v) any other law or other legally binding measure of any jurisdiction that implements the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions or that otherwise relates to bribery or corruption, and in respect of all of the foregoing, as amended, and the rules and regulations issued thereunder;

April Working Capital Amount means the aggregate consolidated amount of the Working Capital of the Group Companies as at 30 April 2015 as set forth in Part A of Schedule 6 and being a negative amount equal to HK$70,103,149 (having been converted, for the purposes of the calculation of the Initial Price, into US$9,039,736 applying an agreed exchange rate of HK$7.755 to US$1.00);

Bad Debt Amount has the meaning given in clause 2.6;

Broker means Jones Lang LaSalle Hotels & Hospitality Group, 9 Raffles Place, #39-00 Republic Plaza, Singapore 048619;

Business Day means a day other than a Saturday or Sunday or public holiday in Hong Kong on which banks are open in Hong Kong for general commercial business;

Casualty Event has the meaning given in clause 9.6(a);

Claim means any claim for breach of the Warranties, for breach of the obligations contained in clauses 3, 4.5(a), 5.1, 7.3, Schedule 1, Schedule 2 (other than material closing obligations), Schedule 3 and Schedule 9;

Closing means completion of the sale and purchase of the Shares in accordance with the provisions of this Agreement;

Closing Balance means the Initial Price less the Deposit;

Closing Date means the date on which Closing occurs;

Commitment Letter means the letter from United Overseas Bank to the Purchaser’s indirect shareholders dated 25 June 2015;

Companies Ordinance means the Companies Ordinance (Chapter 622 of the Laws of Hong Kong);

Company means Trifaith Investments Limited, a company incorporated with limited liability under the laws of the British Virgin Islands, details of which are set out in Part A of Schedule 7;

Consultancy Agreements has the meaning given in clause 3.2(h);

Computer Equipment means the computer equipment presently installed or located at the premises of each Group Company and used in the business of the Group Companies, including all associated hardware and software, ancillary and communication equipment connected to it or located at the premises and capable of connection to it and all operating systems software comprised in such equipment and ancillary and communication equipment;

Confidential Information has the meaning given in clause 18.1;

Confidential Materials mean any books, computer software, databases, records or files (whether in electronic or printed format) that consist of or contain any of the following: appraisals, budgets, strategic plans for the Property, internal analyses, information regarding the marketing of the Property for sale; submissions relating to obtaining internal authorisation for the sale of the Property or the Shares by the Seller or any director or indirect owner of any beneficial interest in the Seller, legal and accountant work product, legal-client privileged documents, internal correspondence of the Seller and the Seller Group, any direct or indirect owner of any beneficial interest in the Seller or any of their respective Affiliates and correspondence between or among such parties, or other information or materials in the possession or control of the Seller, its Representatives or Affiliates which the Seller deems proprietary or confidential;

Constitutional Documents means with respect to an entity its memorandum and articles of association, by-laws or equivalent constitutional documents;

Costs means losses, damages, costs (including reasonable legal costs) and expenses (including Taxation), in each case of any nature whatsoever;

Data Room means the virtual data room comprising the documents and other information relating to the Group Companies and the Property made available by the Seller, copies of all of which (in the form of a DVD) are annexed to the Disclosure Letter;

Deed of Mutual Covenant means the deed of mutual covenant dated 18 May 2001 between Hong Kong Island Development Limited, Kiu Lok Service Management Company Limited and Sharp Delight Investment Limited registered in the Land Registry by Memorial No. UB8411864;

Default Interest means interest at HIBOR plus 7 per cent per annum;

Deposit means an amount equal to US$93,800,000;

Deposit Account means the bank account of Six Continents Hotels, Inc. at Branch Citibank N.A., Hong Kong; account number 1821972007; swift code CITIHKHX (and/or such other account(s) as the Seller and Purchaser may agree in writing);

Development has the meaning given in Part A of Schedule 10;

Disclosure Letter means the letter from the Seller to the Purchaser executed and delivered immediately before the signing of this Agreement;

Employees means the employees of the Group Companies at the date of this Agreement;

Environment means all or any of the following media, namely air (including the air within buildings or other natural or man-made structures above or below ground), water or land;

Environmental Consents means any material permit, licence, authorisation, approval or consent required under Environmental Laws for carrying on the business of the Group Companies or the use of, or any activities or operations carried out at, any site owned or occupied by any Group Company;

Environmental Laws means all local laws (including common law, statute law, civil and criminal law) which are in force and binding at the date of this Agreement, to the extent that they relate to Environmental Matters;

Environmental Matters means all matters relating to the pollution or protection of the Environment;

Exchange Rate means, with respect to HK$ for a particular day, the spot rate of exchange (the closing mid point) for HK$ into US$ on such date as quoted by The Hongkong and Shanghai Banking Corporation Limited as at the close of business in Hong Kong on such date;

Existing Leases means the subsisting leases, tenancies, licences or occupation agreements, and the leases, tenancies, licences or occupation agreements committed or agreed to include commitment or agreement by virtue or any option granted under any leases, tenancies, licences or occupation agreements entered into, any offer to lease or licence made before the Closing Date relating to the Property or any part thereof;

Existing Known Leases means:

(a)	the lease agreement between InterContinental Hong Kong Limited and Regency Drug Company Limited dated 16 January 2012 (and related documents and contained in the Data Room at 5.2.2.2 and 5.2.2.6);

(b)	the tenancy agreement between InterContinental Hong Kong Limited and Bluebell Hong Kong Limited in respect of Cigar Shop and Cigar Tasting Room dated 27 September 2013 (and related documents and contained in the Data Room 5.2.2.1, 5.2.2.4 and 5.2.2.5);

(c)	the lease agreement between InterContinental Hong Kong Limited and Tangs Department Stores Limited dated 7 July 2014 (and related documents and contained in the Data Room at 5.2.2.3 and 5.2.2.7);

(d)	the License Agreement for Nobu Hong Kong between Nobu Hong Kong LLC and InterContinental Hong Kong Limited dated 12 September 2006 (as amended from time to time and contained in the Data Room at 5.2.1.1, 5.2.1.2, 5.2.1.4 and 5.2.1.5);

(e)	the services and trademark licence contract between Cooking Development Limited and InterContinental Hong Kong Limited dated 18 December 2002 (contained in the Data Room at 5.2.1.3);

Final Price has the meaning given in clause 2.1;

Financial Debt means borrowings and indebtedness in the nature of borrowing (including by way of acceptance credits, discounting or similar facilities, loan stocks, bonds, debentures, notes, overdrafts or any other similar arrangements the purpose of which is to raise money) owed to any banking, financial, acceptance credit, lending or other similar institution or organisation;

Financing Agreements has the meaning given in clause 12.2(a);

Firm has the meaning given in Part D of Schedule 6;

Former Employees has the meaning given in clause 5.7;

Fundamental Warranties means the Warranties in paragraphs 1.1 (Authorisations, valid obligations, filings and consents), 1.2 (a) to (f) (inclusive), 1.3 (Other interests) and 17 (Sanctions) of Schedule 3;

Government Approval means any authorisation, consent, approval, licence, ruling, permit, tariff, rate, certification, exemption, filing, variance, order, judgment, decree, registration, right or privilege by or with any Governmental Authority;

Governmental Authority means any supra-national, national, state, municipal or local, public, regulatory, governmental or quasi-governmental agency or authority, department or other entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government (including any subdivision, court, administrative agency or commission or other authority thereof), either in or outside Hong Kong, including any Tax Authority;

Government Lease has the meaning given in Part A of Schedule 10;

Government Official means any person who would constitute either:

(a)	a “foreign public official” as defined in the UK Bribery Act 2010; or

(b)	a “foreign official” as defined in the Foreign Corrupt Practices Act of 1977 of the United States of America,

including:

(i)	an individual who holds a legislative, administrative or judicial position, including a government minister, elected representative of a national or regional assembly, official of a political party, civil servant, magistrate or judge; or

(ii)	an employee, official, officer, agent, representative, or other person acting in an official capacity for or on behalf of a Governmental Authority (including any entity owned or controlled thereby, including state-owned or state–controlled enterprises), political party, party official or political candidate;

Group Companies means the Company and its Subsidiary, and Group Company means any of them;

Hazardous Materials means any substance, chemical, waste or material that is or becomes regulated by any Government Authority because of its toxicity, infectiousness, radioactivity, explosiveness, flammability, corrosiveness or reactivity, including asbestos or any asbestos containing substances, flammable explosives, oil, petroleum or any refined petroleum product;

HIBOR means the display rate per annum of the offered quotation for deposits in Hong Kong for a period of one month which appears on the appropriate page of the Reuters Screen (or such other page as the Parties may agree) at or about 11.00 a.m. Hong Kong time on the date on which payment of the sum under this Agreement was due but not paid;

HKFRS means Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants;

Hong Kong means the Hong Kong Special Administrative Region of the People’s Republic of China;

Hotel means the hotel situated on the Property and commonly known as the InterContinental Hong Kong located at 18 Salisbury Road, Kowloon, Hong Kong;

Hotel Management Agreement means the hotel management agreement in the Agreed Form to be entered into between the Subsidiary and an Affiliate of the Seller on the Closing Date with respect to the management of the Hotel on and from the Closing Date;

Hotel Management Documents means the following agreements, each in the Agreed Form to be entered on Closing between members of the Seller Group and members of the Purchaser Group and/or the Purchaser’s Lenders (as applicable):

(a)	Hotel Management Agreement to be entered into between the Subsidiary and InterContinental Hotels Group (Greater China) Limited;

(b)	Bank Non-disturbance Deed to be entered into between United Overseas Bank, the Subsidiary and InterContinental Hotels Group (Greater China) Limited;

(c)	Landlord and Tenant Non-disturbance Deed to be entered into between Favor Treasure Limited, the Subsidiary and InterContinental Hotels Group (Greater China) Limited;

(d)	Deed of Guarantee in respect of the Hotel Management Agreement to be entered into between the Purchaser and InterContinental Hotels Group (Greater China) Limited;

(e)	Side Letter to the Hotel Management Agreement regarding Performance Test to be entered into between the Subsidiary and InterContinental Hotels Group (Greater China) Limited;

(f)	Side Letter to the Hotel Management Agreement regarding Capital Replacements Fund to be entered into between the Subsidiary and InterContinental Hotels Group (Greater China) Limited;

(g)	Side Letter to the Hotel Management Agreement regarding Definition of Competitor to be entered into between the Subsidiary and InterContinental Hotels Group (Greater China) Limited;

(h)	Side Letter to the Hotel Management Agreement regarding employee matters to be entered into between the Subsidiary and InterContinental Hotels Group (Greater China) Limited;

(i)	Side Letter to the Hotel Management Agreement and the Landlord and Tenant Non-disturbance Deed regarding the Manager’s right of first offer to be entered into between the Subsidiary and InterContinental Hotels Group (Greater China) Limited;

(j)	Side Letter to the Hotel Management Agreement regarding the compensation;

(k)	Memorandum of the Landlord and Tenant Non-disturbance Deed; and

(l)	Lease agreement to be entered into between Favor Treasure Limited and the Subsidiary;

Initial Price has the meaning given in clause 2.1;

InterContinental Brand Marks means the trade marks and service marks, trade and business names, copyright, logos, slogans, commercial symbols, designs and other branding insignia associated with the InterContinental, InterContinental Hotels & Resorts, InterContinental Alliance Resort, Hotel Indigo, Crowne Plaza, Crowne Plaza Hotels & Resorts, Holiday Inn, Holiday Inn Hotels and Resorts, Holiday Inn Express, Staybridge Suites and Candlewood Suites, EVEN Hotels, Holidex Plus, HUALUXE Hotels & Resorts hotel and resort brands, and all related trade and business names, trade marks, service marks, copyrights, logos, slogans, commercial symbols, designs (including designs of associated interior decoration), other branding insignia and internet domain names, whether any such marks are registered or not in use from time to time to identify the InterContinental, InterContinental Hotels & Resorts, InterContinental Alliance Resort, Hotel Indigo, Crowne Plaza, Crowne Plaza Hotels & Resorts, Holiday Inn, Holiday Inn Hotels and Resorts, Holiday Inn Express, Staybridge Suites and Candlewood Suites, EVEN Hotels, Holidex Plus, HUALUXE Hotels & Resorts hotel and resort brands and the services and products offered to the consuming public or which contribute to such identification or standards;

InterContinental Brand Standards has the meaning given to the term “Brand Standards” in the Hotel Management Agreement (but as it applies to the period both before and after Closing);

InterContinental Brand System has the meaning given to the term “System” in the Hotel Management Agreement (but as it applies to the period both before and after Closing) and shall also include the association of the Hotel with the InterContinental, InterContinental Hotels & Resorts, InterContinental Alliance Resort, Hotel Indigo, Crowne Plaza, Crowne Plaza Hotels & Resorts, Holiday Inn, Holiday Inn Hotels and Resorts, Holiday Inn Express, Staybridge Suites and Candlewood Suites, EVEN Hotels, Holidex Plus, HUALUXE Hotels & Resorts hotel and resort brands;

Intellectual Property Rights means patents; trade marks and service marks; copyright (including rights in computer software) and moral rights; database rights; utility models; rights in designs; rights in logos and slogans, commercial symbols, trade and business names, internet domain names, get up and other branding insignia; rights in inventions; rights in know-how, and all other intellectual property rights, in each case whether registered or unregistered, and all rights or forms of protection having equivalent or similar effect anywhere in the world and registered includes registrations and applications for registration;

Key Manager means any of the department heads of the Hotel whether employed by the Subsidiary or seconded to the Hotel by any member of the Seller Group;

Key Warranties means the Warranties marked with an asterisk (*) in Schedule 3;

Land has the meaning given in Schedule 10;

Land Resumption Order means any order issued by the Chief Executive in Council pursuant to the Lands Resumption Ordinance (Cap 124) for the resumption of the Property or any part thereof for public purposes;

Last Accounts means the Last Audited Accounts and the Last Unaudited Accounts collectively;

Last Audited Accounts the audited financial statements of the Subsidiary for the financial year ended on the Last Accounts Date and which comprises balance sheets and profit and loss accounts as set out in the Data Room together with any notes, reports, statements or documents included in or annexed or attached to them;

Last Unaudited Accounts means the unaudited financial statements of the Company for the financial year ended on the Last Accounts Date and which comprises balance sheets and profit and loss accounts as set out in the Data Room at 2.2.1.5;

Last Accounts Date means 31 December 2014;

Liabilities mean, collectively, any and all problems, conditions, Costs, claims, liabilities, demands or obligations of any kind or nature whatsoever;

Losses in respect of any matter, event or circumstance includes all losses, claims, demands, actions, proceedings, damages financial and other penalties and other payments, costs, expenses (including tax) or other liabilities of any kind;

Management Accounts means the unaudited accounts of each Group Company, in each case, for the period from 1 January 2015 to 30 April 2015 and which comprises balance sheets and profit and loss accounts as set out in the Data Room together with any notes, reports, statements or documents included in or annexed or attached to them;

Material Adverse Title Event has the meaning given in clause 4.6;

material asset means any asset with a book value in excess of HK$2,000,000, but excluding the Property;

OFAC has the meaning given in paragraph 11(a) of Schedule 5;

Panorama means Panorama International Trading Limited, a BVI business company incorporated under the laws of British Virgin Islands with BVI company number 1879542;

parent company means any company that in relation to another company (its ‘subsidiary’):

(a)	holds a majority of the voting rights in the subsidiary;

(b)	is a member of the subsidiary and has the right to appoint or remove a majority of its board of directors;

(c)	is a member of the subsidiary and controls a majority of the voting rights in it under an agreement with the other members; or

(d)	has the right to exercise a dominant influence over the subsidiary under the subsidiary’s articles or a contract authorised by them,

in each case whether directly or indirectly through one or more companies or other entities;

Pension Scheme has the meaning given in paragraph 13.1 of Schedule 3;

Pioneer Global means Pioneer Global Group Limited a company incorporated in Bermuda, listed on the Stock Exchange of Hong Kong Limited with Stock Code 00224;

Post-Closing Statement has the meaning given in Part D of Schedule 6;

Post-Closing Statement Notice has the meaning given in Part D of Schedule 6;

Pre-Approved Contracts means the following contracts entered into by the Subsidiary with:

(a)	PCCW Limited in relation to 7.2M Pocket Wi-Fi x 8 sets;

(b)	ISS Hong Kong Services Limited relation to Over-night Kitchen Cleaning Services;

(c)	PCCW Limited in relation to Business Fixed Lines / IDAP / IDD / Broadband Service;

(d)	Standout Music International Limited in relation to Band – DJ + 3 Piece Band (Tue-Sun);

(e)	Pernod Ricard Hong Kong in relation to Hotel House Pouring Champagne; and

(f)	Hitachi Elevator Eng Co (HK) Ltd in relation to Lift Maintenance;

Pre-Closing Dividends means:

(a)	such dividends distributed by the Subsidiary to the Company prior to Closing from the Subsidiary’s available distributable profits; and

(b)	such dividends distributed by the Company to the Seller prior to Closing from the Company’s available distributable profits;

Pre-Closing Period means the period from and including the date of this Agreement up to Closing;

Pre-Sale Reorganisation means:

(a)	the distribution of the Pre-Closing Dividends in accordance with clause 3.2(f); and

(b)	the change of name of the Subsidiary in accordance with clause 3.2(g);

Property means the leasehold property, brief particulars of which are set out in Part A of Schedule 10;

Property Due Diligence means examinations, inspections, investigations, tests, studies, analyses, appraisals, evaluations and/or investigations with respect to the Property and the Hotel and such information and documents regarding the Property contained in the Data Room, including examination and review of title matters, land use, zoning and other applicable laws and regulations and the physical condition of the Property;

Proposed Transaction means the transaction contemplated by the Transaction Documents;

Purchaser Group means the Purchaser, its Affiliates from time to time, which from Closing shall include the Group Companies, and Pioneer Global;

Purchaser Obligation means any representation, covenant, warranty or undertaking to indemnify given by the Purchaser to the Seller under this Agreement;

Purchaser’s Announcement means the announcement in relation to the transactions contemplated under this Agreement to be issued by the Purchaser and/or its direct or indirect shareholder(s) on the date of this Agreement to any third party;

Purchaser’s Bank Account means the Purchaser’s bank account the details of which shall be notified in writing by or on behalf of the Purchaser to the relevant Party not later than 5 Business Days before the relevant due date of payment (and/or such other account(s) as the Seller and Purchaser may agree in writing);

Purchaser’s Lenders means the syndicate(s) of lenders with United Overseas Bank Limited as the facility agent;

Purchaser Warranties means the warranties given by the Purchaser in clause 6 and Schedule 5;

Records mean all books, files, records, accounts and other documents owned by any member of the Seller Group containing information in relation to the Group Companies including all books of account, ledgers, payroll records, income records, information relating to clients, customers and suppliers;

Redemption has the meaning given in paragraph 1.2(g) of Schedule 3;

Relevant Benefits has the meaning given in paragraph 13.1 of Schedule 3;

Relief includes, unless the context otherwise requires, any allowance, credit, deduction, exemption or set-off in respect of any Tax or relevant to the computation of any income, profits or gains for the purposes of any Tax, or any right to or actual repayment of or saving of Tax (including any fee or interest in respect of Tax) and any reference to the use or set off of Relief shall be construed accordingly;

Renovation Plan means the plan to renovate the Hotel as agreed between the Seller and the Purchaser during the Pre-Closing Period;

Representatives means, in relation to a Party, its respective Affiliates (and in relation to the Purchaser, its respective member of the Purchaser Group) and the directors, officers, employees, agents, advisers, accountants and consultants of that Party and/or of its respective Affiliates;

Sea Pile Contract means the agreement in relation to sea pile and pile cap upgrade formed by a letter of acceptance dated 28 June 2012 and countersigned on 6 July 2012 between the Subsidiary and Stress (Far East) Limited;

Seller’s Announcement means the announcement in relation to the transactions contemplated under this Agreement to be issued by the Seller on the date of this Agreement to any third party;

Seller’s Bank Account means the bank account of the Seller (or an entity as nominated by the Seller), the details of which shall be provided by the Seller to the Purchaser no later than 5 Business Days prior to Closing, provided that such bank account shall be denominated in US$ and be maintained with a bank in Hong Kong with a real time gross settlement function;

Seller Group means the Seller and its Affiliates from time to time but excludes the Group Companies;

Seller IT Systems means the software and other information technology systems proprietary to the Seller or the Seller Group, including all software and other information technology systems used to operate the InterContinental Brand System, such as the Seller Group’s reservation system, other than those which are exclusively used for the operation of the Hotel;

Seller IP means all Intellectual Property Rights owned by the Seller or the Seller Group, including all right, title and interest to the InterContinental Brand Marks, the InterContinental Brand Standards and the InterContinental Brand System, and including further all Intellectual Property Rights that are used for the purpose of, or which support or contribute to the constitution of the business format of the InterContinental Brand System, either in isolation or combination, and whether for the InterContinental, InterContinental Hotels & Resorts, InterContinental Alliance Resort, Hotel Indigo, Crowne Plaza, Crowne Plaza Hotels & Resorts, Holiday Inn, Holiday Inn Hotels and Resorts, Holiday Inn Express, Staybridge Suites and Candlewood Suites, EVEN Hotels, Holidex Plus, HUALUXE Hotels & Resorts hotel and resort brands specifically or for the portfolio of Seller Group hotel brands in general;

Seller Obligation means any representation, covenant, warranty or undertaking to indemnify given by the Seller to the Purchaser under this Agreement;

Seller Records means any records and documents owned by the Seller prior to Closing including any manuals, models, tools, communications (whether in physical or electronic form), data, information and any other documents which is (a) utilised as part of the Seller and the Seller Group’s hotel operational business or proprietary systems, or (b) is related to the Seller and the Seller Group’s corporate communications and business, other than those which are exclusively utilised for or exclusively relate to the operation of the Hotel;

Seller Warranties means the warranties given by the Seller in clause 5 and Schedule 3;

Shares means the shares comprising the entire issued share capital of the Company;

Straddle Period has the meaning given in clause 7.2;

Subsidiary means InterContinental Hong Kong Limited, details of which are set out in Part B of Schedule 7;

Surviving Provisions means clauses 14 (Brokers’ Fees), 16 (Costs), 17 (Announcements), 18 (Confidentiality), 19 (Assignment), 21 (Notices), 22 (Conflict with other Agreements), 23 (Whole Agreement), 24 (Waivers, Rights and Remedies), 26 (Variations), 27 (Invalidity), 28 (Third Party Enforcement Rights), 29 (Governing Law and Jurisdiction), Schedule 4 (Limitations on Liability) and Schedule 11 (Definitions and Interpretation);

Tax or Taxation means (a) taxes on income, profits and gains, and (b) all other taxes, levies, duties, stamp duties, imposts, charges and withholdings of any fiscal nature, including any excise, property, value added, sales, use, occupation, transfer, franchise and payroll taxes and any social security or social fund contributions, together with all penalties, charges and interest relating to any of the foregoing or to any late or incorrect return in respect of any of them;

Tax Authority means any taxing or other authority (in any jurisdiction) competent to impose any tax liability, or assess or collect any tax;

Tax Claim means a claim for breach of any of the Warranties in respect of Tax or a claim under the Tax Covenant;

Tax Covenant means the covenant relating to tax set out in Schedule 9;

Tax Refund has the meaning given in paragraph 8.1 of Schedule 9;

Tax Warranties means the warranties set out in paragraph 11 of Schedule 3;

Tenants means the lessees, tenants or licensees of the Property or any part thereof under the Existing Leases and includes, as the context may permit or require, any one or more of such lessees, tenants or licensees and Tenant shall be construed accordingly;

Third Party Assurances means all guarantees, indemnities, counter indemnities and letters of comfort of any nature given (a) to a third party by a Group Company in respect of any obligation of a member of the Seller Group; and/or (as the context may require) (b) to a third party by a member of the Seller Group in respect of any obligation of a Group Company;

Third Party Claim has the meaning given in clause 8;

Third Party Right means any interest or equity of any person (including any right to acquire, option or right of pre-emption or conversion) or any mortgage, charge, pledge, lien, assignment, hypothecation, security interest, title retention, terms or any other security agreement or arrangement, or any agreement to create any of the above;

Transaction Documents means this Agreement, the Disclosure Letter, the Hotel Management Documents and any other documents in Agreed Form;

Uniever means Uniever Link Limited, a BVI business company incorporated under the laws of the British Virgin Islands with BVI company number 1871914;

Uniform System means the 11th Edition of the Uniform System of Accounts for the Lodging Industry;

Warranties means collectively the Seller Warranties and the Purchaser Warranties, and a Warranty shall mean any of them;

Working Capital means, in relation to each Group Company, the working capital of that Group Company comprising each of the line items set out in Part A of Schedule 6;

Working Capital Adjustment means the amount of the difference between the April Working Capital Amount and the Actual Working Capital Amount, calculated in accordance with Part B of Schedule 6; and

Working Hours means 9.30a.m. to 5.30p.m. on a Business Day in the place of receipt of a notice.

2. Interpretation. In this Agreement, unless the context otherwise requires:

(a)	references to a person include any individual, firm, body corporate (wherever incorporated), government, state or agency of a state or any joint venture, association, partnership, works council or employee representative body (whether or not having separate legal personality);

(b)	references to a paragraph, clause or Schedule shall refer to those of this Agreement unless stated otherwise;

(c)	headings do not affect the interpretation of this Agreement; the singular shall include the plural and vice versa; and references to one gender include all genders;

(d)	references to any Hong Kong legal term or concept shall, in respect of any jurisdiction other than Hong Kong, be construed as references to the term or concept which most nearly corresponds to it in that jurisdiction;

(e)	references to HK$ are references to Hong Kong dollars, the lawful currency from time to time of Hong Kong;

(f)	references to US$ are references to United States dollars, the lawful currency from time to time of the United States of America;

(g)	for the purposes of applying a reference to a monetary sum expressed in HK$, an amount in a different currency shall be deemed to be an amount in HK$ translated at the Exchange Rate at the relevant date (which, in relation to a Claim, shall be the date of the receipt of notice of that Claim under Schedule 3); and

(h)	any phrase introduced by the terms including, include, in particular or any similar expression shall be construed as illustrative and shall not limit the sense and generality of the words preceding those terms, and shall not be construed as being limited to the same class as the preceding words where a wider construction is possible.

3. Enactments. Except as otherwise expressly provided in this Agreement, any express reference to an enactment (which includes any legislation in any jurisdiction) includes references to (a) that enactment as amended, consolidated or re-enacted by or under any other enactment before or after the date of this Agreement; (b) any enactment which that enactment re-enacts (with or without modification); and (c) any subordinate legislation (including regulations) made (before or after the date of this Agreement) under that enactment, as amended, consolidated or re-enacted as described at (a) or (b) above, except to the extent that any of the matters referred to in (a) to (c) occurs after the date of this Agreement and increases or alters the liability of the Seller or the Purchaser under this Agreement.

4. Schedules. The Schedules comprise schedules to this Agreement and form part of this Agreement.

5. Inconsistencies. Where there is any inconsistency between the definitions set out in this Schedule 11 and the definitions set out in any clause or any other Schedule, then, for the purposes of construing such clause or Schedule, the definitions set out in such clause or Schedule shall prevail.

SIGNATURE

IN WITNESS WHEREOF this Agreement has been duly executed by the parties as a deed and is intended to be and is hereby delivered on the date first above written.

SIGNED, SEALED and DELIVERED by Robert John Chitty as attorney for and on behalf of HOTEL INTERCONTINENTAL LONDON (HOLDINGS) LIMITED under a power of attorney dated 6 July 2015 in the presence of:	) ) ) ) ) ) )	/s/ Robert John Chitty

Witness –	Signature	:	/s/ Robert Ashworth
	Name	:	ROBERT ASHWORTH
	Title/occupation	:	SOLICITOR
	Address	:	11F TWO EXCHANGE SQUARE
CENTRAL, HONG KONG

SIGNED, SEALED and DELIVERED by Robert John Chitty as attorney for and on behalf of SIX CONTINENTS LIMITED under a power of attorney dated 6 July 2015 in the presence of:	) ) ) ) ) ) )	/s/ Robert John Chitty

Witness –	Signature	:	/s/ Robert Ashworth
	Name	:	ROBERT ASHWORTH
	Title/occupation	:	SOLICITOR
	Address	:	11F TWO EXCHANGE SQUARE
CENTRAL, HONG KONG

SEALED with the COMMON SEAL of SUPREME KEY LIMITED	) )	/s/ Jong - Ho Kim
and SIGNED by in the presence of:	) ) ) ) )	Name: JONG - HO KIM Title: MANAGING DIRECTOR

Signature of witness:	/s/ Jung Yun Kim
Name: JUNG YUN KIM
Title: LEGAL COUNSEL